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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD ENDED JUNE 30, 2016
COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

PIAZZALE LUIGI CADORNA 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.        Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Corporate Management

Board of Directors

        In office until the approval of the financial statements as of and for the year ending December 31, 2017

Chairman	Leonardo Del Vecchio
Deputy Chairman	Luigi Francavilla
Deputy Chairman	Francesco Milleri
CEO Product and Operations	Massimo Vian
Directors	Marina Brogi* (Lead independent Director)
Luigi Feola*
Elisabetta Magistretti*
Mario Notari
Karl Heinz Salzburger*
Maria Pierdicchi*
Luciano Santel*
Cristina Scocchia*
Sandro Veronesi*
Andrea Zappia*

*
Independent director

Human Resources Committee	Andrea Zappia (President)
Marina Brogi
Mario Notari
Internal Control Committee	Elisabetta Magistretti (Chairperson)
Luciano Santel
Cristina Scocchia

Board of Statutory Auditors

        In office until the approval of the financial statements as of and for the year ending December 31, 2017

Regular Auditors	Francesco Vella (Chairman)
Alberto Giussani
Barbara Tadolini
Alternate Auditors	Maria Venturini
Roberto Miccù
Officer Responsible for Preparing the Company's
Financial Reports	Stefano Grassi
Auditing Firm	PricewaterhouseCoopers SpA

        Until approval of the financial statements as of and for the year ending December 31, 2020

Luxottica Group S.p.A.
Headquarters and registered office • Piazzale Luigi Cadorna, 3, 20123 Milan, Italy
 Capital Stock € 29,033,074.98
authorized and issued

ITEM 1. MANAGEMENT REPORT ON THE INTERIM
FINANCIAL RESULTS AS OF JUNE 30, 2016
(UNAUDITED)

        The following should be read in connection with the disclosure contained in the consolidated financial statements as of December 31, 2015, which includes a discussion of risks and uncertainties that can influence the Group's operational results or financial position. During the first six months of 2016, there were no changes to risks that were reported as of December 31, 2015.

        The Group's reporting currency for the presentation of the Consolidated Financial Statements is the Euro. Unless otherwise specified, the figures in the statements and within the Notes to the Consolidated Financial Statements are expressed in thousands of Euro.

1.     OPERATING PERFORMANCE FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016

        Net sales increased from Euro 4,666.7 million in the first six months of 2015 to Euro 4,719.4 million in the first six months of 2016 (1.1 percent at current exchange rates and 3.5 percent at constant exchange rates(1)). Net sales in the first six months of 2016 decreased by Euro 33.0 million or 0.7% as compared to Adjusted net sales(2) of Euro 4,752.5 million in the first six months of 2015. At constant exchange rates(1) net sales increased by Euro 75.6 million or 1.6%. Adjusted net sales were impacted, starting from July 1, 2014, by the modification of an EyeMed reinsurance agreement with an existing underwriter whereby the Company assumes less reinsurance revenues and less claims expense. The impact of this contract for the six-month period ended June 30, 2015 was a reduction in net sales with a corresponding reduction in cost of sales of Euro 85.8 million (the "EyeMed Adjustment"). Effective January 1, 2016, the Group's managed vision care business modified the terms of this reinsurance agreement with an existing underwriter whereby the Group will assume more reinsurance revenue and claims expense.

        The Group's results in the first six months of 2016 was impacted by the strengthening of certain currencies in which it operates against the Euro.

        Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA")(3) in the first six months of 2016 decreased by 5.2 percent to Euro 1,037.1 million from Euro 1,094.2 in the first six months of 2015.

        Adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")(3), which in the fisrt six months of 2016 excludes restructuring and reorganization costs of Euro 24.7 million and non-recurring expenses of Euro 43.9 million related to the departure of Adil Mehboob-Khan as CEO for Markets, expenses related to Oakley integration and to the accrual for the French anti-trust preceeding, and in first six months of 2015 excludes non-recurring expense related to Oakley integration and other minor projects for Euro 20.4 million, decreased by Euro 9.1 million or 0.8 percent, to Euro 1,105.6 million from Euro 1,114.7 in the first six months of 2015.

(1)
We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the six-month period ended June 30, 2015. Please refer to Attachment 1 for further details on exchange rates.
(2)
For a further discussion of adjusted net sales, see Appendix—"Non-IFRS Measures."
(3)
For a further discussion of EBITDA and adjusted EBITDA, see Appendix—"Non-IFRS Measures."

        Operating income for the first six months of 2016 decreased by 8.2 percent to Euro 788.1 million from Euro 858.5 million during the same period of the previous year. The Group's operating margin decreased to 16.7 percent from 18.4 percent in 2015.

        Adjusted operating income(4) for the first six months of 2016 decreased by 2.5 percent to Euro 856.6 million compared to adjusted operating income(4) for the same period in 2015 of Euro 878.9 million. The Group's adjusted operating margin(5) decreased from 18.5 percent in 2015 to 18.2 percent in 2016.

        In the first six months of 2016, net income attributable to Luxottica Stockholders decreased by 5.8 percent to Euro 475.7 million from Euro 505.1 million in the same period of 2015. Earnings per share ("EPS") was Euro 0.99.

        In the first six months of 2016, adjusted net income attributable to Luxottica Stockholders(6) increased by 1.3 percent to Euro 531.5 million from Euro 524.7 million in the comparable period in 2015. Adjusted earnings per share(7) ("Adjusted EPS") was Euro 1.11.

        Careful control of our working capital resulted in strong free cash flow(8) generation equal to Euro 403 million. Net debt(9) as of June 30, 2016 was Euro 1,126.6 million (Euro 1,005.6 million at the end of 2015), with a ratio of net debt to EBITDA(9) of 0.6x (0.5x as of December 31, 2015).

2.     SIGNIFICANT EVENTS DURING THE SIX-MONTH PERIOD ENDED JUNE 30, 2015

January

        On January 29, 2016, Mr. Adil Mehboob-Khan ceased as a Director of the Company and as the Group's CEO for Markets. At the same time, the Board of Directors approved a modification to the governance structure by assigning responsibility for Markets to Mr. Leonardo Del Vecchio, the Company's Chairman of the Board of Directors and majority shareholder, as Executive Chairman. Massimo Vian continues in his role as CEO for Product and Operations assisting the Executive Chairman.

February

        On February 11, 2016, the Company and Galeries Lafayette, the French market leader in department stores for fashion and event shopping, signed an agreement to roll out the Sunglass Hut retail concept in 57 Galeries Lafayette and BHV MARAIS department stores across France. The first locations opened in February 2016. The full roll-out is expected to be completed by the end of 2016.

        On February 23, 2016, the Company and Maison Valentino signed a new and exclusive eyewear license agreement for the design, manufacture and worldwide distribution of Valentino eyewear. The ten-year agreement will be effective from January 2017. The first collection presented under the agreement will be available in 2017.

April

        At the Stockholders' Meeting on April 29, 2016, Group's stockholders approved the Statutory Financial Statements as of December 31, 2015 as proposed by the Board of Directors and the distribution of a cash dividend of Euro 0.89 per ordinary share. The aggregate dividend amount of Euro 427.7 million was fully paid in May 2016.

(4)
For a further discussion of adjusted operating income see Appendix—"Non-IFRS Measures."
(5)
For a further discussion of adjusted operating margin see Appendix—"Non-IFRS Measures."
(6)
For a further discussion of adjusted net income attributable to Luxottica Stockholders see Appendix—"Non-IFRS Measures."
(7)
For a further discussion of adjusted earnings per share see Appendix—"Non-IFRS Measures."
(8)
For a further discussion of free cash flow, see Appendix—"Non-IFRS Measures."
(9)
For a further discussion of net debt and net debt to adjusted EBITDA, see Appendix—"Non-IFRS Measures."

May

        During the month of May 2016, the Company announced a launch of its share buyback program pursuant to the authorization passed at the General Meeting on April 29, 2016. The Company may repurchase up to 5 million of the Company's ordinary shares. As of June 30, 2016, 2,173,624 treasury shares were repurchased.

3.     FINANCIAL RESULTS

        We are a market leader in the design, manufacture and distribution of fashion, luxury, sport and performance eyewear, with net sales reaching over Euro 8.8 billion in 2015, approximately 79,000 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 5 of the Notes to the Consolidated Financial Statements as of June 30, 2016 for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of proprietary and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, OPSM, Pearle Vision, Laubman & Pank, Oakley "O" Stores and Vaults, David Clulow, GMO and our Licensed Brands (Sears Optical and Target Optical).

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated to an average exchange rate of Euro 1.00 = U.S. $1.1159 in the first six months of 2016 from Euro 1.00 = U.S. $1.1158 in the first six months of 2015. With the acquisition of OPSM and other businesses, our results of operations have been rendered more susceptible to currency fluctuations between the Euro and the Australian Dollar. Additionally, we incur part of our manufacturing costs in Chinese Yuan; therefore, the fluctuation of the Chinese Yuan could impact the demand of our products or our consolidated profitability. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. The Group does not engage in long-term hedging activities to mitigate translation risk. This discussion should be read in conjunction with the risk factor discussion in Section 8 of the Management Report included with the 2015 Consolidated Financial Statements.

RESULTS OF OPERATIONS FOR THE SIX-MONTHS ENDED JUNE 30, 2016 AND 2015

	Six months ended June 30,

(Amounts in thousands of Euro)	2016	% of net sales	2015	% of net sales	% Change

Net sales	4,719,426	100%	4,666,712	100%	(1.1)%
Cost of sales	1,620,578	34.3%	1,476,094	31.6%	9.8%

Gross profit	3,098,848	65.7%	3,190,617	68.4%	(2.9)%

Selling	1,428,173	30.3%	1,397,199	29.9%	2.2%
Royalties	88,585	1.9%	89,565	1.9%	(1.1)%
Advertising	282,850	6.0%	305,974	6.6%	(7.6)%
General and administrative	511,165	10.8%	539,350	11.6%	(5.2)%
Total operating expenses	2,310,773	49.0%	2,332,088	50.0%	(0.9)%

Income from operations	788,076	16.7%	858,529	18.4%	(8.2)%

Other income/(expense)
Interest income	6,207	0.1%	5,384	0.1%	15.3%
Interest expense	(39,163)	(0.8)%	(58,696)	(1.3)%	(33.3)%
Other—net	2,526	0.1%	710	0.0%	(100)%

Income before provision for income taxes	757,646	16.1%	805,927	17.3%	(42.2)%

Provision for income taxes	(280,621)	(5.9)%	(299,156)	(6.4)%	(6.2)%

Net income	477,024	10.1%	506,770	10.9%	(5.9)%

Attributable to
—Luxottica Group stockholders	475,683	10.1%	505,113	10.8%	(5.8)%
—non-controlling interests	1,341	0.0%	1,658	0.0%	(19.1)%

        In order to represent the Group's operating performance on a consistent basis in this Management Report, net sales and operating expenses as represented in the Group's Consolidated Financial Statements have been adjusted in the tables below to take into account the following events:

        In the first six months of 2016 the Group incurred:

  •
  restructuring and reorganization costs for Euro 24.7 million;

  •
  non-recurring expenses for Euro 43.9 million related to the departure of Adil Mehboob-Khan as CEO for Markets, expenses related to the Oakley integration and to the accrual for the French anti-trust proceeding;

        In the first six months of 2015:

  •
  impact of the EyeMed Adjustment (as defined above) equal to Euro 85.8 million;

  •
  non-recurring expenses related to the Oakley integration and other minor projects of Euro 20.4 million.

        Net Sales.    Net sales increased by Euro 52.7 million, or 1.1% to Euro 4,719.4 million in the first six months of 2016 from Euro 4,666.7 million in the same period of 2015. Euro 90.2 million of the increase, attributable to the retail distribution segment, was partially offset by a decrease of Euro 37.5 million in the wholesale distribution segment. The weakening of certain currencies in which we conduct business resulted in a a decrease in net sales of Euro 108.6 million. Adjusted net sales(10) for the six-month period in 2015, which included the EyeMed Adjustment of Euro 85.8 million, were Euro 4,752.5 million.

(10)
For a further discussion of adjusted net sales, see Appendix—"Non-IFRS Measures."

        Please find the reconciliation between adjusted(10) net sales and net sales in the following table:

(Amounts in million of Euro)	June 30, 2016	June 30, 2015

Net sales	4,719.4	4,666.7
> EyeMed Adjustment	—	85.8

Adjusted net sales	4,719.4	4,752.5

        Net sales for the retail distribution segment increased by Euro 90.2 million, or 3.4%, to Euro 2,749.0 million in the first six months of 2016 from Euro 2,658.8 million in the same period of 2015. The increase in net sales for the period was partially attributable to a 0.6% increase in comparable store(11) sales. The effects from currency fluctuations between the Euro, which is our reporting currency, and the other currencies in which we conduct business, in particular the weakening of the Australian dollar and the British pound compared to the Euro, decreased net sales in the retail distribution segment by Euro 49.0 million.

        Adjusted net sales(10) for the retail division in the first six months of 2015, which included the Eyemed Adjustment of Euro 85.8 million, were Euro 2,744.6 million.

        Please find the reconciliation between adjusted(10) net sales of the retail division and net sales of the retail division in the following table:

(Amounts in millions of Euro)	June 30, 2016	June 30, 2015

Net sales of the retail division	2,749.0	2,658.8
> EyeMed Adjustment	—	85.8

Adjusted net sales of the retail division	2,749.0	2,744.6

        Net sales to third parties in the manufacturing and wholesale distribution segment decreased in the first six months of 2016 by Euro 37.5 million, or 1.9%, to Euro 1,970.4 million from Euro 2,007.9 million in the same period of 2015. The decrease in sales was impacted by the reduction in net sales of some of our proprietary brands, in particular Ray-Ban and Oakley and by certain designer brands including Prada.This decrease occurred in most geographic areas in which the Group operates. The reduction was also driven by negative currency fluctuations, in particular the weakening of the Australian dollar, British pound and Brazilian real compared to the Euro, which decreased net sales in the wholesale distribution segment by Euro 59.7 million.

        In the first six months of 2016, net sales in the retail distribution segment accounted for approximately 58.2% of total net sales, as compared to approximately 57.0% of total net sales in the same period of 2015.

        In the first six months of 2016 and 2015, net sales in our retail distribution segment in the United States and Canada comprised 79.5% and 78.5%, respectively, of our total net sales in this segment. In U.S. dollars, retail net sales in the United States and Canada increased by 5.2% to U.S. $ 2,448.3 million in the first six months of 2016 from U.S. $ 2,327.6 million in the same period of 2015. During the first six months of 2016, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 20.5% of our total net sales in the retail distribution segment and slightly decreased by 1.4% to Euro 564.6 million in the first six months of 2016 from Euro 572.8 million, or 21.5% of our total net sales in the retail distribution segment, in the same period of 2015.

(11)
Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

        In the first six months of 2016, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 833.3 million, comprising 42.3% of our total net sales in this segment, compared to Euro 815.8 million, or 40.6% of total net sales in this segment in the same period of 2015, increasing by Euro 17.5 million or 2.1% in 2016 as compared to the same period of 2015. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $623.6 million and comprised 27.5% of our total net sales in this segment in the first six months of 2016, compared to U.S. $634.0 million, or 28.3% of total net sales in this segment, in the same period of 2015. The decrease in net sales in the United States and Canada was primarily due to the reduction in net sales of certain of our proprietary brandes including Oakley. In the first six months of 2016, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 582.9 million, comprising 29.6% of our total net sales in this segment, compared to Euro 623.9 million, or 31.1% of our net sales in this segment, in the same period of 2015, with a decrease of 6.6%, as of June 30 2016 as compared to the same period of 2015.

        Cost of Sales.    Cost of sales increased by Euro 144.5 million, or 9.8%, to Euro 1,620.6 million in the first six months of 2016 from Euro 1,476.1 million in the same period of 2015. As a percentage of net sales, cost of sales was 34.3% and 31.6% in the first six months of 2016 and 2015, respectively. The increase in cost of sales on net sales is due to the combined effect of the change of the product mix and to the price harmonization that occurred in 2016. In the first six months of 2016, the average number of frames produced daily in our facilities was approximately 353,000 in line with the same period of 2015.

        Adjusted cost of sales(12) which excludes in the first six months of 2016 reorganization and restructuring expenses of Euro 8.6 million and non-recurring expenses of Euro 0.1 million, and includes in the first six months of 2015 the EyeMed adjustment equal to Euro 85.8 million, was Euro 1,611.9 million and Euro 1,561.9 million, respectively.

        Please find the reconciliation between adjusted cost of sales(12) and cost of sales in the following table:

(Amounts in millions of Euro)	June 30, 2016	June 30, 2015

Cost of sales	1,620.6	1,476.1
> Eyemed Adjustment		85.8
> Non-recurring expenses	(0.1)	—
> Restructuring and reorganization expenses	(8.6)	—

Adjusted cost of sales	1,611.9	1,561.9

        Gross Profit.    Our gross profit decreased by Euro 91.8 million, or 2.9%, to Euro 3,098.8 million in the first six months of 2016 from Euro 3,190.6 million in the same period of 2015. As a percentage of net sales, gross profit decreased to 65.7% in the first six months of 2016 from 68.4% in the same period of 2015.

        Operating Expenses.    Total operating expenses decreased by Euro 21.3 million, or 0.9%, to Euro 2,310.8 million in the first six months of 2016 from Euro 2,332.1 million in the same period of 2015. As a percentage of net sales, operating expenses decreased to 49.0% in the first six months of 2016 from 50.0% in the same period of 2015. The reduction is primarily driven by general and administrative expenses which decreased by Euro 27.9 millon as a result of the cost-savings actions put in place by the Group in the first six month of 2016.

        Adjusted operating expenses(13), excluding for 2016 (i) restructuring and reorganization expenses for Euro 16.0 million, and (ii) non-recurring expenses of Euro 43.8 million related to the departure of Adil Mehboob-Khan as CEO for Markets, expenses related to the Oakley integration and to the accrual for the

(12)
For a further discussion of adjusted cost of sales, see Appendix—"Non-IFRS Measures."
(13)
For a further discussion of adjusted operating expenses, see Appendix—"Non-IFRS Measures."

French anti-trust proceeding, and for 2015 non-recurring expenses related to the Oakley integration and other minor projects for Euro 20.4 million, decreased by Euro 60.7 million to Euro 2,251.0 million, or 47.7% on net sales, as compared to Euro 2,311.7, or 48.6% on adjusted net sales(10).

        Please find the reconciliation between adjusted operating expenses(13) and operating expenses in the following table:

(Amounts in millions of Euro)	June 30, 2016	June 30, 2015

Operating expenses	2,310.8	2,332.1
> Restructuring and reorganization expenses	(16.0)	—
> Non-recurring expenses	(43.8)	(20.4)

Adjusted operating expenses	2,251.0	2,311.7

        Selling and advertising expenses (including royalty expenses) increased by Euro 6.9 million, or 0.4%, to Euro 1,799.6 million in the first six months of 2016 from Euro 1,792.7 million in the same period of 2015. Selling expenses increased by Euro 31.0 million, or 2.2%. Advertising expenses decreased by Euro 23.1 million, or 7.6%. Royalties decreased by Euro 1.0 million, or 1.1%. As a percentage of net sales selling and advertising expenses were 38.1% and 38.4% in the first six months of 2016 and 2015, respectively.

        Adjusted selling and advertising expenses(14) (including royalty expenses), excluding for 2016 restructuring and reorganization expenses of Euro 3.6 million and non-recurring expenses of Euro 0.3 million, increased by Euro 3.0 million to Euro 1,795.7 million as compared to selling and advertising expenses of Euro 1,792.7 million in 2015. As a percentage of net sales adjusted selling and advertising expenses(14) were 38.0% in the first six month of 2016. As a percentage of adjusted net sales(10) selling and advertising expenses were 37.7% in the first six months of 2015.

        Please find the reconciliation between adjusted selling and advertising expenses(14) and selling and advertising expenses in the following table:

(Amounts in millions of Euro)	June 30, 2016	June 30, 2015

Selling and advertising expenses	1,799.6	1,792.7
> Non recurring expenses	(0.3)
> Restructuring and reorganization expenses	(3.6)	—

Adjusted Selling and advertising expenses	1,795.7	1,792.7

        General and administrative expenses, including intangible asset amortization, decreased by Euro 28.2 million, or 5.2%, to Euro 511.2 million in the first six months of 2016, as compared to Euro 539.4 million in the same period of 2015. As a percentage of net sales, general and administrative expenses were 10.8% in the first six months of 2016 as compared to 11.6% in the same period of 2015. The decrease is mainly due to the cost-savings actions put in place by the group in the first six month of 2016.

        Adjusted general and administrative expenses(15), including intangible asset amortization and excluding for 2016 restructuring and reorganization expenses of Euro 12.3 million and non-recurring expenses of Euro 43.5 million related to the departure of Adil Mehboob-Khan as CEO for Markets, expenses related to the Oakley integration and to the accrual for the French anti-trust proceeding, and for 2015 the non-recurring expenses related to the Oakley integration and other minor projects for

(14)
For a further discussion of adjusted selling and advertising expenses, see Appendix—"Non-IFRS Measures."
(15)
For a further discussion of adjusted general and administrative expenses, see Appendix—"Non-IFRS Measures."

Euro 20.4 million, were Euro 455.3 million and Euro 519.0 million in the first six months of 2016 and in 2015, respectively. As a percentage of net sales adjusted general and administrative expenses(15) were 9.6% in the first six months of 2016. As a percentage of adjusted net sales(10) adjusted general and administrative expenses(15) were 10.9% in the first six months of 2015.

        Please find the reconciliation between adjusted general and administrative expenses(15) and general and administrative expenses in the following table:

(Amounts in millions of Euro)	June 30, 2016	June 30, 2015

General and administrative expenses	511.1	539.4
> Restructuring and reorganization expenses	(12.3)	—
> Non-recurring expenses	(43.5)	(20.4)

Adjusted general and administrative expenses	455.3	519.0

        Income from Operations.    For the reasons described above, income from operations decreased by Euro 70.5 million or 8.2% to Euro 788.1 million in the first six months of 2016 from Euro 858.5 million in the same period of 2015. As a percentage of net sales, income from operations decreased to 16.7% in 2016 from 18.4% in 2015.

        Adjusted income from operations(16), excluding for 2016 restructuring and reorganization expenses of Euro 24.7 million and non-recurring expenses of Euro 43.9 million related to the departure of Adil Mehboob-Khan as CEO for Markets, expenses related to the Oakley integration and to the accrual for the French anti-trust proceeding, and for 2015 the non-recurring expenses related to the Oakley integration and other minor projects for Euro 20.4 million, decreased by Euro 22.3 million to Euro 856.6 million in the first six months of 2016 from Euro 878.9 million in the same period of 2015. As a percentage of net sales adjusted income from operations(16) was 18.2% in the first six months of 2016. As a percentage of adjusted net sales(10) adjusted income from operations(16) was 18.5% in the first six months 2015.

        Please find the reconciliation between adjusted income from operations(16) and income from operations in the following table:

(Amounts in millions of Euro)	June 30, 2016	June 30, 2015

Income from operations	788.1	858.5
> Restructuring and reorganization expenses	24.7	—
> Non-recurring expenses	43.9	20.4

Adjusted Income from operations	856.6	878.9

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (30.4) million in the first six months of 2016 as compared to Euro (52.6) million in the same period of 2015. Net interest expense was Euro 33.0 million in the first six months of 2016 as compared to Euro 53.3 million in the same period of 2015. The reduction was due to the repayment of long-term debt maturing in the second half of 2015.

        Net Income.    Income before taxes decreased by Euro 48.3 million, or 6.0% to Euro 757.6 million in the first six months of 2016 from Euro 805.9 million in the same period of 2015. As a percentage of net sales, income before taxes decreased to 16.1% in 2016, from 17.3% in 2015.

        Our adjusted effective tax rate was 35.5% and 36.3% in the first six months of 2016 and 2015, respectively.

(16)
For a further discussion of adjusted income from operations, see Appendix—"Non-IFRS Measures."

        Net income attributable to non-controlling interests was equal to Euro 1.3 million and Euro 1.7 million, in the first six months of 2016 and 2015, respectively.

        Net income attributable to Luxottica Group stockholders decreased by Euro 29.4 million, or 5.8% to Euro 475.7 million in the first six months of 2016 from Euro 505.1 million in the same period of 2015. Net income attributable to Luxottica Group stockholders as a percentage of net sales decreased to 10.1% in the first six months of 2016 from 10.8% in 2015.

        Adjusted net income attributable to Luxottica Group stockholders(17), excluding for 2016 restructuring and reorganization expenses of Euro 16.4 million and non-recurring expenses of Euro 39.4 million related to the departure of Adil Mehboob-Khan as CEO for Markets, expenses related to the Oakley integration and to the accrual for the French anti-trust proceeding, and for 2015 the non-recurring expenses related to the Oakley integration and other minor projects for Euro 19.6 million, increased by Euro 6.8 million to Euro 531.5 million from Euro 524.7 million. As a percentage of net sales, adjusted net income attributable to Luxottica Group stockholders(17) was 11.3% in the first six months of 2016. As a percentage of adjusted net sales(10), adjusted net income attributable to Luxottica Group stockholders(17) was 11.0%.

        Please find the reconciliation between adjusted net income attributable to Luxottica Group stockholders(17) and net income attributable to Luxottica Group stockholders in the following table:

(Amounts in millions of Euro)	June 30, 2016	June 30, 2015

Net income attributable Luxottica Stockholders	475.7	505.1
> Restructuring and reorganization expenses	16.4	—
> Non-recurring expenses	39.4	19.6

Adjusted Net income attributable Luxottica Stockholders	531.5	524.7

        Basic earnings per share were Euro 0.99 in the first six months of 2016 and Euro 1.05 in the same period of 2015. Adjusted basic earnings per share(18) was Euro 1.11 in the first six months of 2016 and Euro 1.10 in the same period of 2015.

OUR CASH FLOWS

        The following table sets forth certain items included in our statements of consolidated cash flows included in Item 2 of this report for the periods indicated.

(Amounts in thousands of Euro)		June 30, 2016	June 30, 2015

A)	Cash and cash equivalents at the beginning of the period	864,852	1,453,587
B)	Net cash provided by operating activities	689,780	500,070
C)	Cash provided/(used) in investing activities	(311,577)	(231,128)
D)	Cash provided/(used) in financing activities	(481,378)	(724,189)
E)	Effect of exchange rate changes on cash and cash equivalents	(7,467)	44,256
F)	Net change in cash and cash equivalents	(110,643)	(410,991)

G)	Cash and cash equivalents at the end of the period	754,209	1,042,596

(17)
For a further discussion of adjusted net income attributable to Luxottica Stockholders, see Appendix—"Non-IFRS Measures."
(18)
For a further discussion of adjusted basic earning per share, see Appendix—"Non-IFRS Measures."

        Operating Activities.    The Company's net cash provided by operating activities in the first six months of 2016 and 2015 was Euro 689.8 million and Euro 500.1 million, respectively.

        Depreciation and amortization were Euro 249.0 million in the first nine months of 2016 as compared to Euro 235.7 million in the same period of 2015. The increase is mainly due to capital additions of the first six months of 2016.

        The change in accounts receivable was Euro (239.6) million in the first six months of 2016 as compared to Euro (304.2) million in the same period of 2015. The change, in line with the seasonality of the Group's business, was less than in 2015 due to the lower net sales in the wholesale division. The change in inventory was Euro (14.1) million in the first six months of 2016 as compared to Euro (63.5) million in the first six months of 2015. The increase in inventory in 2015 was aimed at improving the quality of the customer experience by having inventory levels in line with customer demand. The change in accounts payable was Euro 32.4 million in the first six months of 2016 as compared to Euro 88.2 million in the same period of 2015. The change as compared to previous year was mainly due to the timing of payment made by the Group. Income taxes paid in the first six months of 2016 were Euro (88.9) million as compared to Euro (282.0) million in the same period of 2015. The increase in income taxes paid in the first six months of 2015 was due to the Italian entities of the Group and, in particular, to the payment of Euro (91.6) million related to the tax audit of Luxottica S.r.l. for the tax years from 2008 to 2011. The change was also due to the timing of tax payments in the different jurisdictions in which the Group operates. Interest paid was Euro (52.2) million as compared to Euro (63.6) million in the first six months of 2016 and 2015, respectively. The decrease is mainly due to thr repayment of long term debt due in the second half of 2015.

        Investing Activities.    The Company's net cash used in investing activities was Euro (311.6)  million and Euro (231.1) million in the first six months of 2016 and 2015, respectively. The primary investment activities in the first six months of 2016 were related to (i) the purchase of tangible assets for Euro (275.8) million, including a building in New York of approximately Euro 65.8 million (Euro 6.5 million paid in 2015), and (ii) the acquisition of intangible assets for Euro (57.3) million. In the first six month of 2016 the Group finalized the sale of the aircraft owned by Luxottica Leasing Srl which resulted in cash inflow of Euro 19.3 million. The primary investment activities in the first six months of 2015 were related to (i) the purchase of tangible assets for Euro (148.7) million, and (ii) the acquisition of intangible assets for Euro (83.4) million.

        Financing Activities.    The Company's net cash used in financing activities was Euro (481.4)  million and Euro (724.2) million in the first six months of 2016 and 2015, respectively. Cash used by financing activities in the first six months of 2016 consisted of (i) Euro (427.7) million related to the payment of dividends to the Company's shareholders, (ii) Euro (95.7) million related to the purchase of treasury shares, (iii) Euro 36.5 million related to the increase in bank overdrafts, (iv) Euro 7.2 million from Delfin S.a.rl. contributions related to the grant of treasury shares to the Group's employees in Italy in honor of the 80th birthday of the Group's chairman, and (v) of Euro 4.3 million related to the exercise of stock options. Cash used in the first six months of 2015 was mainly due to (i) Euro (689.7) million used to pay dividends to the shareholders of the Company, (ii) Euro (28.5) million related to the decrease of bank overdraft, (iii) Euro (19.0) million related to the acquisition of the remaining 49% of Luxottica Netherlands, and (iv) Euro 37.8 million related to the exercise of stock options.

OUR CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONDENSED)

ASSETS (Amounts in thousands of Euro)	June 30, 2016	December 31, 2015

CURRENT ASSETS:
Cash and cash equivalents	754,209	864,852
Accounts receivable	1,101,094	858,053
Inventories	849,443	833,272
Other assets	254,966	272,932

Total current assets	2,959,712	2,829,109
NON-CURRENT ASSETS:
Property, plant and equipment	1,503,776	1,435,524
Goodwill	3,554,717	3,596,983
Intangible assets	1,364,000	1,442,148
Investments	66,235	65,378
Other assets	101,544	105,574
Deferred tax assets	191,765	174,433

Total non-current assets	6,782,038	6,820,040

TOTAL ASSETS	9,741,750	9,649,148

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2016	December 31, 2015

CURRENT LIABILITIES:
Short-term borrowings	152,215	110,450
Current portion of long-term debt	72,723	44,882
Accounts payable	898,043	927,186
Income taxes payable	237,867	34,179
Short-term provisions for risks and other charges	155,325	118,779
Other liabilities	639,671	671,424

Total current liabilities	2,155,844	1,906,900
NON-CURRENT LIABILITIES:
Long-term debt	1,655,883	1,715,104
Employee benefits	210,478	136,200
Deferred tax liabilities	232,372	277,327
Long-term provisions for risks and other charges	111,702	104,508
Other liabilities	93,399	91,391

Total non-current liabilities	2,303,835	2,324,529
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	5,276,936	5,412,524
Non-controlling interests	5,136	5,196

Total stockholders' equity	5,282,072	5,417,719

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	9,741,750	9,649,148

        As of June 30, 2016, total assets increased by Euro 92.6 million to Euro 9,741.8 million, compared to Euro 9,649.1 million as of December 31, 2015.

        In the first six months of 2016, non-current assets decreased by Euro 38.0 million, mainly due to a decrease in intangible assets (including goodwill) of Euro 120.4 million and a decrease in other assets of Euro 4.0 million and it is partially offset by an increase in property, plant and equipment of Euro 68.2 million and an increase in deferred tax assets of Euro 17.3 million.

        The decrease in intangible assets (including goodwill) was due to the negative effects of foreign currency fluctuations of Euro 61.7 million and to amortization in the period of Euro 109.1 million which were partially offset by the additions in the period of Euro 51.5 million.

        The increase in property, plant and equipment was due to the additions in the period of Euro 233.3 million and was partially offset by the negative currency fluctuation effects of Euro 18.0 million as of June 30, 2015 compared to December 31, 2015, and depreciation in the period of Euro 139.8 million.

        As of June 30, 2016 as compared to December 31, 2015:

  •
  Accounts receivable increased by Euro 243.0 million, primarily due to the seasonality of the Group's business which is generally characterized by higher sales in the first part of the year and collection of the related receivables in the second part of the year;

  •
  Inventories increased by Euro 16.2 million is mainly aimed at improving the quality of the customer experience by having at any time finished products inventory levels in line with customer demand;

  •
  Accounts payable increased by Euro 29.1 million, primarily due to the timing of the payments made by the Group and was partially offset by the weakening of certain currencies in which the Group operates;

  •
  Other current assets decreased by Euro 18.0 million mainly due to the sale of the aircraft owned by Luxottica Leasing Srl which was classified as an asset held for sale as of December 31, 2015;

  •
  Current taxes payable increased by Euro 203.7 million due to the timing of tax payments made by the Group in various jurisdictions;

  •
  Employee benefits increased by Euro 74.3 million which was primarily due to the reduction of interest rates used to discount the liability; and

  •
  Short-term risk provision for risks and other charges increased by Euro 36.5 million mainly due to the accrual for the French anti-trust proceeding.

        Our net financial position as of June 30, 2016 and December 31, 2015 was as follows:

(Amounts in thousands of Euro)	June 30, 2016	December 31, 2015

Cash and cash equivalents	754,209	864,852
Bank overdrafts	(152,215)	(110,450)
Current portion of long-term debt	(72,723)	(44,882)
Long-term debt	(1,655,833)	(1,715,104)

Total net financial position	(1,126,612)	(1,005,584)

        Bank overdrafts consist of the utilized portion of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group. The interest rate applied to these credit lines depends on the currency and is usually floating.

        As of June 30, 2016, Luxottica together with our wholly-owned Italian subsidiaries had credit lines aggregating Euro 343.8 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 30 basis points. At June 30, 2016, Euro 50.0 million was utilized under these credit lines.

        As of June 30, 2016, our wholly-owned subsidiary Luxottica U.S. Holdings Corp. maintained unsecured lines of credit with an aggregate maximum availability of Euro 112.5 million (USD 124.9 million converted at the applicable exchange rate for the period ended June 30, 2016). The interest is at a floating rate of approximately LIBOR plus 50 basis points. At June 30, 2016, these credit lines were not utilized but Euro 45.8 million in aggregate face amount of standby letters of credit were outstanding as of period end.

4.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. These transactions are managed as arms-length market transactions. For further details regarding related party transactions, please refer to Note 29 of the Notes to the Consolidated Financial Statements as of June 30, 2016.

        On January 29, 2013 the Company elected to avail itself of the options provided by Article 70, Section 8, and Article 71, Section 1- bis, of CONSOB Issuers' Regulations and, consequently, will no longer comply with the obligation to make available to the public an information memorandum in connection with transactions involving significant mergers, spin-offs, increases in capital through contributions in kind, acquisitions and disposals.

5.     SUBSEQUENT EVENTS

        For further details regarding any subsequent events, please refer to Note 35 to the Condensed Consolidated Financial Statements as of June 30, 2016.

6.     2016 OUTLOOK

        The second quarter results, along with increasing uncertainty in many markets, lead management to assume a more cautious outlook for the second half of the year. The Group is therefore revising its expectations for the full-year 2016 as follows: sales growth to increase in the range of 2-3% at constant exchange rates; adjusted operating income(4) and adjusted net income(6) aligned to net sales growth; and the Group's net debt/adjusted EBITDA ratio to fall within a range of 0.5x-0.4x.

APPENDIX

NON-IFRS MEASURES

Adjusted measures

        In this Management Report we refer to certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IFRS measures are explained in detail and reconciled to their most comparable IFRS measures below.

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

        In the first six months of 2016, we made adjustments to the following measures: cost of sales, selling expenses, general and administrative expenses, EBITDA, operating income, income taxes, net income and earnings per share. We adjusted the above items for (i) restructuring and reorganization costs of Euro 24.7 million (Euro 16.4 million net of taxes), and (ii) non-recurring expenses of Euro 43.9 million (Euro 39.4 million net of taxes) related to the departure of Adil Mehboob-Khan as CEO for Markets, expenses related to the Oakley integration and to an accrual for the French anti-trust proceeding.

        In the first six months of 2015, we made adjustments to the following measures: net sales, cost of sales, general and administrative expenses, EBITDA, operating income, income taxes, net income and earnings per share. We adjusted the above items for the modification of the EyeMed reinsurance agreement referenced above with an impact for the six-month period ended June 30, 2015 equal to Euro 85.8 million (the "EyeMed Adjustment") and for the non-recurring expenses related to the Oakley integration and other minor projects of Euro 20.4 million (Euro 19.6 million net of tax).

        The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board and endorsed by the European Union. The Group believes that these adjusted measures are useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry in order to provide a supplemental view of operations.

        Non-IFRS measures such as EBITDA, EBITDA margin, free cash flow and the ratio of net debt to EBITDA are included in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Group's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Group's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Group evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        See the tables below for a reconciliation of the adjusted measures discussed above to their most directly comparable IFRS financial measures. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the pages following the tables below (Amounts in millions of Euro):

Luxottica Group	1H 2016
	Net sales	Cost of Sales	EBITDA	Operating Income	Net Income	Base EPS

Reported	4,719.4	(1,620.6)	1,037.1	788.1	475.7	0.99
> Restructuring and Reorganization expense	—	8.6	24.7	24.7	16.4	0.03
> Non-Recurring expenses	—	0.1	43.9	43.9	39.4	0.08
Adjusted	4,719.4	(1,611.8)	1,105.6	856.6	531.5	1.11

Luxottica Group	1H 2015
	Net sales	Cost of Sales	EBITDA	Operating Income	Net Income	Base EPS

Reported	4,666.7	(1,476.1)	1,094.2	858.5	505.1	1.05
> EyeMed Adjustment	85.8	(85.8)	—	—	—	—
> Oakley integration and other minor project costs	—	—	20.4	20.4	19.6	0.04
Adjusted	4,752.5	(1,561.9)	1,114.6	878.9	524.7	1.10

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interests, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared to that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business.

        EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing in our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group. For additional information on the Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and amortization expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage. The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

Non-IFRS Measure: EBITDA and EBITDA margin

Millions of Euro	1H 2015	1H 2016	FY 2015	LTM June 30, 2016

Net income/(loss)	505.1	475.7	804.1	774.7
(+)
Net income attributable to non-controlling interest	1.7	1.3	2.8	2.4
(+)
Provision for income taxes	299.2	280.6	471.0	452.4
(+)
Other (income)/expense	52.6	30.4	98.5	76.4
(+)
Depreciation and amortization	235.7	249.0	476.9	490.2
(+)
EBITDA	1,094.2	1,037.1	1,853.3	1,796.1
(=)
Net sales	4,666.7	4,719.4	8,836.6	8,889.3
(/)
EBITDA margin	23.4%	22.0%	21.0%	20.2%
(=)

Non-IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro	1H 2015(1,4)	1H 2016(2,3)	FY 2015(1,4)	LTM June 30, 2016(1,2,3,4)

Adjusted net income/(loss)	524.7	531.5	854.0	860.8
(+)
Net income attributable to non-controlling interest	1.7	1.3	2.8	2.4
(+)
Adjusted provision for income taxes	300.0	293.3	487.6	480.9
(+)
Other (income)/expense	52.6	30.4	98.5	76.4
(+)
Depreciation and amortization	235.7	249.0	476.9	490.2
(+)
Adjusted EBITDA	1,114.6	1,105.6	1,919.7	1,910.6
(=)
Net sales	4,752.5	4,719.4	9,010.8	8,977.8
(/)
Adjusted EBITDA margin	23.5%	23.4%	21.3%	21.3%
(=)

The adjusted figures:

(1)
Include the EyeMed Adjustment. Starting from July 1, 2014 following the modification of an EyeMed reinsurance agreement with an existing underwriter, the Group assumes less reinsurance revenues and less claims expense. The impact of the contract for the twelve-month period ended December 31, 2015 was Euro 174.3 million, for the six month-period ended June 30, 2015 was Euro 85.8 million. Starting from Janury 1, 2016 Eyemed modified the terms of the reinsurance agreement and is, therefore, recognizing more reinsurance revenues and more claims expense;

(2)
Exclude restructuring and reorganization expenses of Euro 24.7 million (Euro 16.4 million net of taxes) for the six month-period ended June 30, 2016;

(3)
Exclude in 2016 the non-recurring expenses of Euro 43.9 million (Euro 39.4 million net of taxes) related to the departure of Adil Mehboob-Khan as CEO for markets, expenses related to the Oakley integration and the accrual of the French antitrust proceeding;

(4)
Exclude for 2015 non-recurring expenses related to the Oakley integration and other minor projects of Euro 66.4 million (Euro 49.8 million net of taxes) for the twelve-month period ended December 31, 2015, and Euro 20.4 million (Euro 19.6 million net of taxes) for the six month-period ended June 30, 2015.

Free Cash Flow

        Free cash flow represents EBITDA, as defined above, plus or minus the decrease/(increase) in working capital over the period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. Our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, this non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that this measure is not a defined term under IFRS and its definition should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure:

Non-IFRS Measure: Free cash flow

(Amounts in millions of Euro)	1H 2016

Adjusted EBITDA(1)	1,105.6
Δ working capital	(295.5)
Capex	(284.7)

Operating cash flow	525.4
Financial charges(2)	(33.0)
Taxes	(88.9)
Other—net(3)	(0.8)

Free cash flow	402.7

(1)
EBITDA is not an IFRS measure; please see table above for a reconciliation of EBITDA to net income.
(2)
Equals interest income minus interest expenses.
(3)
Equals extraordinary income minus extraordinary expenses.

Net debt to EBITDA ratio

        Net debt represents the sum of bank overdrafts, the current portion of long- term debt and long-term debt, less cash. The ratio of net debt to EBITDA is a measure used by management to assess the Group's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA and the ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Group recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations. The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the table on the earlier page.

Non-IFRS Measure: Net debt and Net debt/EBITDA

(Amounts in millions of Euro)	June 30, 2016		December 31, 2015

Long-term debt	1,655.9		1,715.1
(+)
Current portion of long-term debt	72.7		44.9
(+)
Bank overdrafts	152.2		110.5
(+)
Cash	(754.2)		(864.9)
(-)
Net debt	1,126.6		1,005.6
(=)
LTM EBITDA	1,796.1		1,853.3
Net debt/EBITDA	0.6	x	0.5	x
Net debt @ avg. exchange rates(1)	1,131.2		991.9
Net debt @ avg. exchange rates(1)/EBITDA	0.6	x	0.5	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IFRS Measure: Net debt and Net debt/Adjusted EBITDA

(Amounts in millions of Euro)	June 30, 2016(2)		December 31, 2015(3)

Long-term debt	1,655.9		1,715.1
(+)
Current portion of long-term debt	72.7		44.9
(+)
Bank overdrafts	152.2		110.5
(+)
Cash	(754.2)		(864.9)
(-)
Net debt	1,126.6		1,005.6
(=)
LTM Adjusted EBITDA	1,910.6		1,919.7
Net debt/LTM Adjusted EBITDA	0.6	x	0.5	x
Net debt @ avg. exchange rates(1)	1,131.2		991.9
Net debt @ avg. exchange rates(1)/LTM EBITDA	0.6	x	0.5	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.
(2)
Adjusted figures exclude:

(a)
restructuring and reorganization expenses of Euro 24.7 million;

(b)
Non-recurring expenses of Euro 43.9 million related to the departure of Adil Mehboob-Khan as CEO for Markets, expenses related to the Oakley integration and to the accrual for the French anti-trust proceeding.

(3)
Adjusted figures exclude non-recurring expenses of Euro 66.4 million related to the Oakley integration and other minor projects.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward- looking statements are made as of the date hereof, and we do not assume any obligation to update them.

ITEM 2.    FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Pursuant to Consob Resolution No. 15519 of July 27, 2006

(Amounts in thousands of Euro)	Note reference	June 30, 2016(*)	Of which related parties (note 29)(*)	December 31, 2015	Of which related parties (note 29)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	754,209	—	864,852	—
Accounts receivable	7	1,101,094	17,440	858,053	12,472
Inventories	8	849,443	—	833,272	—
Other assets	9	254,966	2,402	272,932	11,617

Total current assets		2,959,712	19,842	2,829,109	24,090
NON-CURRENT ASSETS:
Property, plant and equipment	10	1,503,776	—	1,435,524	—
Goodwill	11	3,554,717	—	3,596,983	—
Intangible assets	11	1,364,000	6,829	1,442,148	—
Investments	12	66,235	54,087	65,378	53,367
Other assets	13	101,544	—	105,574	—
Deferred tax assets	14	191,765	—	174,433	—

Total non-current assets		6,782,038	60,916	6,820,040	53,367

TOTAL ASSETS		9,741,750	80,758	9,649,148	77,456

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	152,215	—	110,450	—
Current portion of long-term debt	16	72,723	—	44,882	—
Accounts payable	17	898,043	17,363	927,186	17,191
Income taxes payable	18	237,867	—	34,179	—
Short term provisions for risks and other charges	19	155,325	—	118,779	—
Other liabilities	20	639,671	24	671,424	571

Total current liabilities		2,155,844	17,387	1,906,900	17,763
NON-CURRENT LIABILITIES:
Long-term debt	21	1,655,883	—	1,715,104	—
Employee benefits	22	210,478	—	136,200	—
Deferred tax liabilities	14	232,372	—	277,327	—
Long term provisions for risks and other charges	23	111,702	—	104,508	—
Other liabilities	24	93,399	—	91,391	—

Total non-current liabilities		2,303,835	—	2,324,529	—
STOCKHOLDERS' EQUITY:
Capital stock	25	29,033	—	29,019	—
Legal reserve	25	5,805	—	5,784	—
Reserves	25	4,914,162	—	4,642,238	—
Treasury shares	25	(147,748)	—	(68,636)	—
Net income	25	475,684	—	804,119	—

Luxottica Group stockholders' equity	25	5,276,936	—	5,412,524	—
Non-controlling interests	26	5,136	—	5,169	—
Total stockholders' equity		5,282,072	—	5,417,719	—

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		9,741,750	17,387	9,649,148	17,763

(*)
Unaudited

CONSOLIDATED STATEMENT OF INCOME

(Amounts in thousands of Euro)(1)	Note reference	Six Months ended June 30(*), 2016	Of which related parties(*) (note 29)	Six Months ended June 30(*), 2015	Of which related parties(*) (note 29)

Net sales	27	4,719,426	17,703	4,666,712	13,860
Cost of sales	27	1,620,578	24,631	1,476,094	36,488
Of which non-recurring	32	90		—
Gross profit		3,098,848	(6,928)	3,190,617	(22,628)
Selling	27	1,428,173	190	1,397,199	22
Of which non-recurring	32	282		—
Royalties	27	88,585	222	89,565	391
Advertising	27	282,850	60	305,974	25
General and administrative	27	511,165	3,764	539,350	3,581
Of which non-recurring	32	43,482		20,400
Total operating expenses		2,310,773	4,236	2,332,088	4,020

Income from operations		788,076	(11,163)	858,529	(26,648)
Other income/(expense)
Interest income	27	6,207	1,288	5,384	—
Interest expense	27	(39,163)		(58,696)	—
Other—net	27	2,526	(6)	710	1

Income before provision for income taxes		757,646	(9,881)	805,927	(26,646)

Provision for income taxes	27	(280,621)	—	(299,156)	—
Of which non-recurring	32	(4,435)		(800)
Net income		477,024		506,770

Of which attributable to:
—Luxottica Group stockholders		475,683	—	505,113	—
—Non-controlling interests		1,341	—	1,658	—

Weighted average number of shares outstanding:
—Basic	30	480,424,539		478,819,264
—Diluted	30	481,377,070		480,763,466
EPS
—Basic	30	0.99		1.05
—Diluted	30	0.99		1.05

(1)
Except per share data
(*)
Unaudited

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Six Months ended June 30
(Amounts in thousands of Euro)	2016(*)	2015(*)

Net income	477,024	506,770
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(41,208)	266,929

Total items that may be reclassified subsequently to profit or loss:	(41,208)	266,929

Items that will not be reclassified to profit or loss:
Actuarial gain/(loss) on defined benefit plans	(77,167)	47,135
Related tax effect	30,874	(14,369)

Total items that will not be reclassified to profit or loss	(46,294)	32,766

Total other comprehensive income—net of tax	(87,502)	299,695

Total comprehensive income for the period	389,522	806,466

Attributable to:
—Luxottica Group stockholders' equity	387,797	804,798
—Non-controlling interests	1,725	1,668

(*)
Unaudited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIODS ENDED JUNE 30, 2016 AND 2015(*)

	Capital stock
			Legal reserve	Additional paid-in capital	Retained earnings	Stock options reserve	Translation of foreign operations and other	Treasury shares	Stockholders' equity	Non- controlling interests
(Amounts in thousands of Euro, except share data)	Number of shares	Amount

	Note 25									Note 26

Balance as of January 1, 2015	481,671,583	28,900	5,736	484,865	4,230,560	300,659	(55,364)	(73,875)	4,921,479	7,300

Total Comprehensive Income as of June 30, 2015	—	—	—	—	537,879	—	266,919	—	804,798	1,668

Exercise of stock options	1,555,122	93	—	37,751	—	—	—	—	37,844	—
Non-cash stock based compensation	—	—	—	—	—	25,534	—	—	25,534	—
Excess tax benefit on stock options	—	—	—	15,668	—	—	—	—	15,668	—
Purchase of treasury Shares	—	—	—	—	—	—	—	(3,786)	(3,786)	—
Granting of treasury shares to employees	—	—	—	—	(9,664)	—	—	9,664	—	—
Change in consolidation perimeter	—	—	—	—	(15,397)	—	—	—	(15,397)	(3,594)
Dividends (euro 1.44 per share)	—	—	—	—	(689,714)	—	—	—	(689,714)	(1,603)
Allocation to legal reserve	—	—	49	—	(49)	—	—	—	—	—
Balance as of June 30, 2015	483,226,705	28,993	5,785	538,284	4,053,615	326,193	211,555	(67,996)	5,096,426	3,771

Balance as of January 1, 2016	483,653,333	29,019	5,784	549,950	4,334,745	350,531	211,311	(68,636)	5,412,524	5,196

Total Comprehensive Income as of June 30, 2016	—	—	—	—	429,390	—	(41,592)	—	387,797	1,725

Exercise of stock options	231,250	14	—	4,294	—	—	—	—	4,308	—
Non-cash stock based compensation	—	—	—	—	—	7,554	—	—	7,554	—
Excess tax benefit on stock options	—	—		(11,712)	—	—	—	—	(11,712)	—
Purchase of treasury Shares	—	—	—	—	—	—	—	(95,815)	(95,815)	—
Granting of treasury shares to employees	—	—	—	—	(16,703)	—	—	16,7039	—	—
Dividends (euro 0.89 per share)	—	—	—	—	(427,772)	—	—	—	(427,772)	(1,785)
Allocation to legal reserve	—	—	20	—	(20)	—	—	—	—	—
Balance as of June 30, 2016	483,884,583	29,033	5,804	542,532	4,319,825	357,905	169,719	(147,748)	5,276,936	5,136

(*)
Unaudited

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Euro)	Note reference	June 30, 2016(**)	June 30, 2015(**)

Income before provision for income taxes		757,646	805,927

Stock-based compensation		7,554	25,534
Depreciation and amortization	10/11	248,979	235,715
Net loss fixed assets and other	10/11	4,490	9,908
Financial charges		39,163	58,696
Other non-monetary items		(3,297)	(1,683)
Changes in accounts receivable		(239,554)	(304,200)
Changes in inventories		(14,098)	(63,466)
Changes in accounts payable		32,352	88,157
Changes in other assets/liabilities		(2,384)	(8,918)

Total adjustments		73,206	39,743

Cash provided by operating activities		830,852	845,670
Interest paid		(52,154)	(63,645)
Tax paid		(88,919)	(281,955)

Net cash provided by operating activities		689,779	500,070

Additions of Property, plant and equipment	10	(275,764)	(148,697)
Sale of Property, plant and equipment		19,258	—
Change in investments	12	2,282	999
Additions to intangible assets	11	(57,353)	(83,430)

Cash used in investing activities		(311,577)	(231,128)

Long-term debt:
—Proceeds	21	1,452	3,220
—Repayments	21	(5,581)	(22,651)
Short-term debt:
—Proceeds		36,461	—
—Repayments			(28,509)
Exercise of stock options	25	4,307	37,844
Contributions from Delfin S.a.r.l.		7,171	—
Purchase of treasury shares		(95,681)	(3,786)
Purchase of non-controlling interests(*)		—	(18,990)
Dividends		(429,506)	(691,317)

Cash (used in)/provided financing activities		(481,377)	(724,189)

Increase (decrease) in cash and cash equivalents		103,176	455,248

Cash and cash equivalents, beginning of the period		864,852	1,453,587

Effect of exchange rate changes on cash and cash equivalents		(7,467)	44,256

Cash and cash equivalents, end of the period		754,209	1,042,596

(*)
In the six months of 2015 we acquired the remaining 49% of Luxottica Netherland for Euro (19.0) million.

(**)
Unaudited

Luxottica Group S.p.A.
Registered office at Piazzale Cadorna 3, Milan, 20123 Italy
 Share capital € 29,033,074.98
Authorized and issued

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2016

1. GENERAL INFORMATION

        Luxottica Group S.p.A. (hereinafter the "Company" or together with its consolidated subsidiaries, the "Group") is a company listed on Borsa Italiana and the New York Stock Exchange with its registered office located in Milan, Italy at Piazzale Luigi Cadorna 3, organized under the laws of the Republic of Italy.

        The Company and its subsidiaries (collectively, the "Group") operate in two segments: (1) manufacturing and wholesale distribution; and (2) retail distribution. Through its manufacturing and wholesale distribution operations, the Group is engaged in the design, manufacturing, wholesale distribution and marketing of proprietary brands and designer lines of mid- to premium-priced prescription frames and sunglasses, as well as of performance optics products.

        The Company is controlled by Delfin S.a r.l., a company subject to Luxembourg law. The chairman of the Board of Directors of the Company, Leonardo Del Vecchio, controls Delfin S.a r.l.

        The Company's Board of Directors, at its meeting on July 25, 2016, approved the Group's interim condensed consolidated financial statements as of June 30, 2016 (hereinafter referred to as the "Financial Report") for publication.

        The financial statements included in this Financial Report are unaudited.

2. BASIS OF PREPARATION

        This Financial Report as of June 30, 2016 has been prepared in accordance with article 154-ter of the Legislative Decree No. 58 of February 24, 1998 and subsequent modifications and in accordance with the CONSOB Issuers Regulation in compliance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union in accordance with the regulation (CE) n. 1606/2002 of the European Parliament and of the Council dated July 19, 2002. Furthermore, this Financial Report has been prepared in accordance with International Accounting Standard ("IAS") 34—Interim Financial Reporting, and of the provisions which implement Article 9 of Legislative Decree no. 38/2005.

        IFRS are all the international accounting standards ("IAS") and all the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), previously named the Standing Interpretation Committee ("SIC").

        This Financial Report as of June 30, 2016 should be read in connection with the consolidated financial statements as of December 31, 2015 which were prepared in accordance with IFRS, as endorsed by the European Union.

        In accordance with IAS 34, the Group has chosen to publish a set of condensed financial statements in its financial report as of June 30, 2016.

        The principles and standards used in the preparation of this unaudited Financial Report are consistent with those used in preparing the audited consolidated financial statements as of December 31, 2015 except

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

2. BASIS OF PREPARATION (Continued)

as described in Note 3 "New Accounting Principles" and taxes on income which are accrued using the tax rate that would be applicable to projected total annual profit.

        This Financial Report has been prepared on a going concern basis. Management believes that there are no indicators that may cast significant doubt upon the Group's ability to continue as a going concern, in particular, over the next twelve months.

        This Financial Report is composed of the Consolidated Statements of Financial Position, the Consolidated Statements of Income, the Consolidated Statements of Comprehensive Income, the Consolidated Statements of Changes in Equity, the Consolidated Statements of Cash Flows and Notes to the Condensed Consolidated Financial Statements as of June 30, 2016.

        The Group's reporting currency for the presentation of the Consolidated Financial Statements is the Euro. Unless otherwise specified, the figures in the statements and within these Notes to the Consolidated Financial Statements are expressed in thousands of Euro.

        The Group presents its Consolidated Statements of Income using the function of expense method. The Company presents current and non-current assets and current and non-current liabilities as separate classifications in its consolidated statements of financial position. This presentation of the Consolidated Statements of Income and of the Consolidated Statements of Financial Position is believed to provide the most relevant information. The Consolidated Statements of Cash Flows was prepared and presented utilizing the indirect method.

        The Financial Statements were prepared using the historical cost convention, with the exception of certain financial assets and liabilities for which measurement at fair value is required.

        The Group applied CONSOB resolution n. 15519 dated July 27, 2006 and CONSOB communication n. 6064293 dated July 28, 2006, which defines non-recurring transactions as events which do not occur frequently in the ordinary course of business.

        The preparation of this report required management to use estimates and assumptions that affected the reported amounts of revenue, costs, assets and liabilities, as well as disclosures relating to contingent assets and liabilities at the reporting date. Results published on the basis of such estimates and assumptions could vary from actual results that may be realized in the future.

        These measurement processes and, in particular, those that are more complex, such as the calculation of impairment losses on non-current assets, and the actuarial calculations necessary to calculate certain employee benefits liabilities, are generally carried out only when the audited consolidated financial statements for the fiscal year are prepared, unless there are indicators which require updates to estimates.

3. NEW ACCOUNTING PRINCIPLES

        New and amended accounting standards and interpretations, if not early adopted, must be adopted in the financial statements issued after the applicable effective date.

New standard and amendments that are effective for the reporting periods beginning on January 1, 2016.

        The application of the new and amended accounting standards and interpretations, indicated below, did not have a significant impact on the consolidated financial statements of the Group.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

3. NEW ACCOUNTING PRINCIPLES (Continued)

        Amendments to IAS 19—Defined Benefit Plans: Employee Contributions.    The amendment reduces current services costs for the period by contributions paid by employees or by third parties during the period that are not related to the number of years of service, instead of allocating these contributions over the period when the services are rendered.

        Annual Improvements to IFRSs—2010-2012 Cycle.    The amendments adopted impact: (i) IFRS 2, clarifying the definition of "vesting condition" and introducing the definitions of conditions of service and results; (ii) IFRS 3, clarifying that obligations that correspond to contingent considerations, other than those covered by the definition of equity instrument, are measured at fair value at each balance sheet date, with changes recognized in the income statement; (iii) IFRS 8, requiring information to be disclosed regarding the judgments made by management in the aggregation of operating segments that describes how the segments have been aggregated and the economic indicators that have been evaluated in order to determine that the aggregated segments have similar economic characteristics; (iv) IAS 16 and IAS 38, clarifying the procedures for determining the gross carrying amount of assets when a revaluation is determined as a result of the revaluation model; and (v) IAS 24, establishing the disclosures to be provided when there is a related party entity that provides key management personnel services to the reporting entity.

        Amendments to IFRS 11—Accounting for Acquisitions of Interests in Joint Operations.    The amendments advise on how to account for acquisitions of interests in joint operations.

        Amendments to IAS 1—Disclosure Initiative.    The amendments concern materiality, the aggregation of items, structure of the notes, information about accounting policies and the presentation of other comprehensive income arising from the measurement of equity method investments.

        Amendments to IAS 27—Equity Method in Separate Financial Statements.    The amendments clarify that an entity can apply the equity method to account for investments in subsidiaries, joint ventures and associates in its separate financial statements retrospectively.

        Amendments to IAS 16 and 38—Clarification of Acceptable Methods of Depreciation and Amortization.    The amendments clarify the use of the "revenue based methods" to calculate the depreciation of a building.

        Annual Improvements to IFRSs—2012-2014 Cycle.    The amendment modify: (i) IFRS 5, clarifying that the reclassification of an asset (or disposal group) from held for sale to held for distribution (or vice versa) should not be considered as a change in the original disposal plan; (ii) IFRS 7, clarifying that the offsetting disclosures are not applicable to condensed interim financial statements unless they provide a significant update to the disclosure included in the most recent annual financial statements, and excluding the presumption that the right to earn a fee for servicing a financial asset is generally continuing involvement and specifying that the entity should define the nature of the fee in accordance with the guidance of IFRS 7, (iii) IAS 19, clarifying that the depth of the market for high-quality corporate bonds should be assessed based on the currency in which the bond is denominated as opposed to the country in which the bond is located (in case a deep market of high-quality corporate bonds in a specific currency does not exist, corporate bonds should be considered), and (iv) IAS 34, clarifying that the required disclosures should be included either in the interim financial report or by cross-reference to other sections

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

3. NEW ACCOUNTING PRINCIPLES (Continued)

of the interim report (i.e. the management report). The disclosure included in the interim report should be available at the same time as the interim financial report.

New standard and amendments that are effective for the reporting periods beginning after January 1, 2016 and not early adopted by the Group.

        The Group is assessing the full impact of the new and amended accounting standards and interpretations on its consolidated financial statements.

        Amendments to IFRS 10, IFRS 12 and IAS 28—Investment Entities: Applying the Consolidation Exception.    The amendments provide clarification of the application of the exception to consolidation of investment entities. The amendments will be applicable after the European Union endorsement, which has not yet occurred as of the date this Financial Report was authorized for issue.

        Amendments to IAS 12—Recognition of Deferred Tax Assets on Unrealized Losses.    The amendments provide clarifications on the recognition of deferred tax assets on debt instruments measured at fair value. The amendments are applicable to periods beginning on or after January 1, 2017 unless changed after the European Union endorsement, which has not yet occurred as of the date this Financial Report was authorized for issue.

        Amendments to IAS 7—Disclosure Initiatives.    The amendments will require entities to provide disclosures that enable investors to evaluate changes in liabilities arising from financing activities, including changes arising from cash flows and non-cash changes The amendments are applicable to periods beginning on or after January 1, 2017 unless changed after the European Union endorsement, which has not yet occurred as of the date this Financial Report was authorized for issue.

        IFRS 15—Revenue from Contracts with Customers.    The new standard will be effective for the first interim period within the annual reporting periods beginning on or after January 1, 2018. This standard replaces IAS 18—Revenues, IAS 11—Construction Contracts, IFRIC 13—Customer Loyalty Programs, IFRIC 15—Agreements for Constructions of Real Estate, IFRIC 18—Transfers of Assets from Customers and SIC 31—Revenue—Barter Transactions Involving Advertising Services. Revenue is recognized when the customer obtains control over goods or services and, therefore, when it has the ability to direct the use of and obtain the benefit from them. If an entity agrees to provide goods or services for consideration that varies upon certain future events occurring or not occurring, an estimate of this variable consideration is included in the transaction price only if highly probable. The consideration in multiple element transactions is allocated based on the price an entity would charge a customer on a stand-alone basis for each good or service. Entities sometimes incur costs, such as sales commissions, to obtain or fulfill a contract. Contract costs that meet certain criteria are capitalized as an asset and amortized as revenue is recognized. The standard also specifies that an entity should adjust the transaction price for the time value of money in case the contract includes a significant financing component. IFRS 15 is applicable to periods beginning on or after January 1, 2018 unless changed after the European Union endorsement.

        Clarifications to IFRS 15—Revenue from contracts with customers.    The objective of the document is to clarify the guidance in IFRS 15 in respect of issues arising from the discussions of the Transition Resource Group for Revenue Recognition (TRG). The clarifications are applicable to periods beginning on or after January 1, 2018 unless changed after the European Union endorsement.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

3. NEW ACCOUNTING PRINCIPLES (Continued)

        IFRS 9—Financial instruments.    This standard was issued in July 2014. The final version of IFRS 9 brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39—Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces to three the number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which a company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that a company may decide to directly record—within the consolidated statement of comprehensive income—any changes in the fair value of investments which fall within the scope of IFRS 9. The new model introduced by IFRS 9 eliminates the threshold for the recognition of expected impairment losses, so that it is no longer necessary for a trigger event to have occurred before impairment losses are recognized, and requires an entity to recognize expected impairment losses at all times and to update the amount of expected impairment losses at each reporting date to reflect changes in the credit risk of the financial instrument. IFRS 9 contains a three-stage approach to account for impairment losses. Each stage dictates how an entity measures impairment losses. IFRS 9 aligns hedge accounting with risk management activities undertaken by companies when hedging their financial and non-financial risk exposures. The new standard enables an entity to use information produced internally as a basis for hedge accounting. The standard is not applicable until January 1, 2018, unless changes after the European Union endorsement which has not yet occurred as of the date this Financial Report was authorized for issue.

        IFRS 16—Leases.    The standard replaces IAS 17 "Leases" and requires all leases to be recorded on the balance sheet as assets and liabilities. IFRS 16 is applicable to periods beginning on or after January 1, 2019 unless changes after the European Union endorsement which has not yet occurred as of the date this Financial Report was authorized for issue. An entity can apply IFRS 16 before that date but only if it also applies IFRS 15 "Revenue from contracts with customers".

        Amendments to IFRS 10 and IAS 28—Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.    These amendments clarify the accounting treatment in relation to profits or losses arising from transactions with joint ventures or associates accounted for using the equity method. The application date has not yet been defined.

4. BUSINESS COMBINATIONS

        In the first six months of 2016 there have been no business combinations.

5. SEGMENT INFORMATION

        In accordance with IFRS 8—Operating segments, the Group operates in two operating segments: (1)  Manufacturing and Wholesale Distribution (Wholesale), and (2) Retail Distribution (Retail).

        The criteria applied to identify the operating segments are consistent with the way the Group is managed. In particular, the disclosures are consistent with the information regularly reviewed by the

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

5. SEGMENT INFORMATION (Continued)

Executive Chairman in his role of Chief Operating Decision Maker, to make decisions about resources to be allocated to the segments and assess their performance.

        Total assets and liabilities for each operating segment are no longer disclosed as they are not regularly reviewed by the CODM.

        In January 2016, our Board of Directors approved a modification to our governance by assigning executive responsibility for Markets, a role formerly held by Mr. Adil Mehboob-Khan, to Mr. Leonardo Del Vecchio, the Company's Chairman of the Board of Directors and majority shareholder, as Executive Chairman. Due to the this change in the governance structure, the Executive Chairman became the CODM assisted in his role by the CEO of Products and Operations. This change did not impact the operating segments as the information provided and reviewed by the CODM has not changed.

(Amounts in thousands of Euro)	Manufacturing and Wholesale Distribution	Retail Distribution	Inter-segment transactions and corporate adjustments(c)	Consolidated

Six months ended June 30, 2016
Net sales(a)	1,970,406	2,749,020	—	4,719,426
Income from operations(b)	524,856	365,018	(101,798)	788,076
Interest income	—	—	—	6,207
Interest expense	—	—	—	(39,163)
Other-net	—	—	—	2,526
Income before provision for income taxes	—	—	—	757,646
Provision for income taxes	—	—	—	(280,621)
Net income	—	—	—	477,024
Of which attributable to:
Luxottica stockholders	—	—	—	475,683
Non-controlling interests	—	—	—	1,341
Capital expenditures	(147,246)	(137,461)	—	(284,707)
Depreciation and amortization	(80,239)	(125,900)	(42,840)	(248,979)

Six months ended June 30, 2015
Net sales(a)	2,007,928	2,658,784	—	4,666,712
Income from operations(b)	539,308	424,127	(104,906)	858,529
Interest income	—	—	—	5,384
Interest expense	—	—	—	(58,696)
Other-net	—	—	—	710
Income before provision for income taxes	—	—	—	805,927
Provision for income taxes	—	—	—	(299,156)
Net income	—	—	—	506,770
Of which attributable to:
Luxottica stockholders	—	—	—	505,113
Non-controlling interests	—	—	—	1,658
Capital expenditures	(83,920)	(132,965)	—	(216,885)
Depreciation and amortization	(80,130)	(112,410)	(43,175)	(235,715)

(a)
Net sales of both the Manufacturing and Wholesale Distribution segment and the Retail Distribution segment include sales to third-party customers only.

(b)
Income from operations of the Manufacturing and Wholesale Distribution segment is related to net sales to third-party customers only, excluding the "manufacturing profit" generated on the inter-company sales to the Retail Distribution segment. Income from operations of the Retail Distribution segment is related to retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, thus including the relevant "manufacturing profit" attributable to those sales.

(c)
Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets not allocated to the segments.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

INFORMATION ON THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

6. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised of the following items:

(Amounts in thousands of Euro)	As of June 30, 2016	As of December 31, 2015

Cash at bank	747,558	856,611
Checks	5,422	5,596
Cash and cash equivalents on hand	1,229	2,645

Total	754,209	864,852

        There is no restricted cash. For a discussion on the changes in cash and cash equivalents please refer to Note 3 "Financial Result" of the management report and to Note 21.

7. ACCOUNTS RECEIVABLE

        Accounts receivable consist exclusively of trade receivables and are recognized net of allowances to adjust their carrying amount to the estimated realizable value. Accounts receivable are due within 12 months:

(Amounts in thousands of Euro)	As of June 30, 2016	As of December 31, 2015

Accounts receivable	1,140,077	895,555
Allowance for doubtful accounts	(38,983)	(37,501)

Total accounts receivable	1,101,094	858,053

        The increase in accounts receivable is primarily due to the seasonality of the Group's business which is generally characterized by higher sales in the first part of the year and collection of the related receivables in the second part of the year.

8. INVENTORIES

        Inventories are comprised of the following items:

(Amounts in thousands of Euro)	As of June 30, 2016	As of December 31, 2015

Raw materials	187,471	200,336
Work in process	40,625	51,828
Finished goods	766,598	711,009
Less: inventory obsolescence reserves	(145,252)	(129,901)

Total	849,443	833,272

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

8. INVENTORIES (Continued)

        The increase in inventories of Euro 16.2 million is mainly due to finished products which went up in order to improve the quality of the customer experience by having at any time finished product inventory levels in line with customer demand, and was partially offset by an increase in the inventory obsolescence reserves of Euro 15.4 million mainly to align the inventory to its aging.

9. OTHER CURRENT ASSETS

        Other assets comprise the following items:

(Amounts in thousands of Euro)	As of June 30, 2016	As of December 31, 2015

Sales taxes receivable	31,323	38,016
Other assets	54,226	57,354
Total financial assets	85,549	95,370
Income tax receivable	46,302	70,038
Advances to suppliers	19,224	15,070
Prepaid expenses	89,941	72,985
Other assets	13,950	19,468
Total other assets	169,417	177,561

Total other current assets	254,966	272,932

        The decrease in other financial assets of Euro 9.8 million is mainly due to the sale of the aircraft owned by Luxottica Leasing which was classified as an asset held for sale as of December 31, 2015.

        The change in other assets is mainly driven by the decrease in income tax receivables of Euro 23.7 million, mostly related to the US subsidiaries' of the Group, and partially offset by the increase in prepaid expenses of Euro 17.0 million related to rent payments for the North America retail operations and to the payment of royalties.

        Other financial assets mainly include other financial assets of the North America retail division totaling Euro 16.5 million as of June 30, 2016 (Euro 12.1 million as of December 31, 2015).

        Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties totaling Euro 13.9 million as of December 31, 2015 (Euro 19.5 million as of December 31, 2015).

        The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

NON-CURRENT ASSETS

10. PROPERTY, PLANT AND EQUIPMENT

        Changes in items of property, plant and equipment in the six months as of June 30, 2016 were as follows:

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

As of Decembre 31, 2015
Historical cost	1,160,057	1,456,077	11,362	825,695	3,453,190
Accumulated depreciation	(617,283)	(941,482)	(865)	(458,033)	(2,017,664)

Total as of December 31, 2015	542,774	514,595	10,496	367,661	1,435,524

Increases	38,329	23,744	—	171,231	233,304
Decreases/write downs	(107)	(1,195)	—	(2,594)	(3,896)
Translation difference and other	(5,079)	15,612	—	(31,862)	(21,326)
Depreciation expense	(38,659)	(61,923)	(282)	(38,966)	(139,830)

Total balance as of June 30, 2016	537.258	490,833	10,214	465,471	1,503,776

Of which:
Historical cost	1,169,498	1,472,532	11,362	935,895	3,589,287
Accumulated depreciation	(632,240)	(981,699)	(1,148)	(470,424)	(2,085,511)

Total as of June 30, 2016	537,258	490,833	10,214	465,471	1,503,776

        Of the total depreciation expense of Euro 139.8 million as of June 30, 2016 (Euro 133.9 million in the same period of 2015), Euro 47.9 million (Euro 46.5 million in the same period of 2015) is included in cost of sales, Euro 68.2 million (Euro 65.6 million in the same period of 2015) in selling expenses, Euro 6.9 million (Euro 5.2 million in the same period of 2015) in advertising expenses, and Euro 16.8 million (Euro 16.6 million in the same period of 2015) in general and administrative expenses.

        Capital expenditures in the first six months of 2016 mainly relate to routine technology upgrades to the manufacturing infrastructure, opening of new stores and the remodeling of older stores. During the first six months of 2016 the Group completed the purchase of a building located in New York for Euro 65.8 million of which Euro 6.5 million was paid in 2015. The building is classified as asset in progress as of June 30, 2016.

        Other equipment includes Euro 221.2 million for assets under construction as of June 30, 2016 (Euro 108.5 million as of December 31, 2015).

        Leasehold improvements totaled Euro 207.2 million and Euro 202.9 million as of June 30, 2016 and December 31, 2015, respectively.

        No impairment indicators were identified during the first six months of 2016.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

11. GOODWILL AND INTANGIBLE ASSETS

        Changes in goodwill and intangible assets in the six months as of June 30, 2016 were as follows:

(Amounts in thousands of Euro)	Goodwill	Trade names and trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

As of December 31, 2015
Historical cost	3,596,983	1,745,004	277,266	26,362	1,020,028	6,665,643
Accumulated amortization	—	(981,138)	(144,202)	(14,175)	(486,997)	(1,626,512)

Total as of December 31, 2015	3,596,983	763,866	133,064	12,187	533,031	5,039,131

Increases	—	58	—	—	51,406	51,464
Decreases/write downs	—	—	—	—	(287)	(287)
Translation difference and other	(42,266)	(11,768)	(371)	(239)	(7,770)	(62.414)
Amortization expense	—	(34,586)	(7,378)	(643)	(66,570)	(109,177)

Balance as of June 30, 2016	3,554,717	717,570	125,315	11,305	509,810	4,918,717

Historical cost	3,554,717	1,692,573	274,812	25,851	1,056,960	6,604,913
Accumulated amortization	—	(975,004)	(149,496)	(14,547)	(547,150)	(1,686,197)

Total Balance as of June 30, 2016	3,554,717	717,570	125,315	11,305	509,810	4,918,717

        Of the total amortization expense of intangible assets as of June 30, 2016 of Euro 109.2 million (Euro 101.8 million in the same period of 2015), Euro 90.3 million (Euro 89.6 million in the same period of 2015) is included in general and administrative expenses, Euro 12.2 million (Euro 9.0 million in the same period of 2015) is included in selling expenses and Euro 6.7 million (Euro 3.2 million in the same period of 2015) is included in cost of sales.

        The increase in intangible assets is mainly due to the implementation of IT infrastructure.

        No impairment test was performed in the first half of 2016 since no impairment indicators were brought to management's attention.

12. INVESTMENTS

        Investments amounted to Euro 66.2 million (Euro 65.4 million as of December 31, 2015) and mainly related to investments in Eyebiz Laboratories Pty Limited (a joint venture formed in 2010 between Luxottica and Essilor International that provides most of the Australian lab requirements) for Euro 5.8 million (Euro 6.0 million as of December 31, 2015) and in Salmoiraghi & Viganò of Euro 47.3 million (Euro 46.0 million as of December 31, 2015).

        The investment was analyzed under the applicable impairment test as of December 31, 2015 and it was determined that no loss is to be recorded in the consolidated financial statements as of December 31, 2015.

        No impairment indicators were identified during the first six months of 2016.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

13. OTHER NON-CURRENT ASSETS

(Amounts in thousands of Euro)	As of June 30, 2016	As of December 31, 2015

Other financial assets	85,253	84,800
Other assets	16,291	20,774

Total other non-current assets	101,544	105,574

        Other financial assets primarily include security deposits totaling Euro 38.7 million (Euro 38.8 million as of December 31, 2015).

        Other assets primarily include advance payments made to certain licensees for future contractual minimum royalties totaling Euro 16.3 million (Euro 20.8 million as of December 31, 2015). The reduction is due to the reclassification to short-term receivable of the royalties to be recorded in 2017.

14. DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

        The balance of deferred tax assets and liabilities as of June 30, 2016 and December 31, 2015 is as follows:

(Amounts in thousands of Euro)	As of June 30, 2016	As of December 31, 2015

Deferred tax assets	191,765	174,433
Deferred tax liabilities	232,372	277,327

Deferred tax liabilities (net)	40,607	102,894

        Deferred income tax assets are recognized for temporary differences between the tax base and the accounting base of inventory, material and intangible assets, pension funds, tax losses that can be carried forward and of the risk provisions for each tax jurisdiction. Deferred tax liabilities are recognized for the temporary difference between the tax base value and the accounting base of material and intangible assets for each tax jurisdiction.

CURRENT LIABILITIES

15. SHORT-TERM BORROWINGS

        Short-term borrowings at June 30, 2016, reflects current account overdrafts with various banks as well as uncommitted short-term lines of credit with different financial institutions. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

        As of June 30, 2016 and as of December 31, 2015, the Company had unused short-term lines of credit of approximately Euro 702.5 million and Euro 632.0 million, respectively.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

15. SHORT-TERM BORROWINGS (Continued)

        The Company and its wholly-owned Italian subsidiaries Luxottica S.r.l. and Luxottica Italia S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 343.8 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At June 30, 2016, these credit lines were utilized in the amount of Euro 50.0 million.

        Luxottica U.S. Holdings Corp. ("U.S. Holdings") maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 112.5 million (USD 124.9 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At June 30, 2016, these credit lines were unutilized. There was Euro 45.8 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit.

        The blended average interest rate on these lines of credit is approximately LIBOR (US$/EURIBOR) plus a spread equal to 0.5% depending on the line of credit.

        The book value of short-term borrowings is approximately equal to their fair value.

16. CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Group as further described below in Note 21 "Long-term debt."

17. ACCOUNTS PAYABLE

        Accounts payable were Euro 898.0 million as of June 30, 2016 (Euro 927.2 million as of December 31, 2015). The decrease in accounts payable is primarily due to timing of the payment made by the Group partially offset by the weakening of certain in which the Group operates.

        The carrying value of accounts payable is approximately equal to their fair value.

18. INCOME TAXES PAYABLE

        The balance is detailed below:

(Amounts in thousands of Euro)	As of June 30, 2016	As of December 31, 2015

Current year income taxes payable	280,759	76,787
Income tax advance payments	(42,893)	(42,608)

Total	237,867	34,179

        The expected tax rate for 2016 is 35.5%. The increase in income taxes payable is due to the timing of the tax payments in the different jurisdictions in which the Group operates.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

19. SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES

        The balance is detailed below:

(Amounts in thousands of Euro)	As of June 30, 2016	As of December 31, 2015

Legal Risk	31,736	2,032
Self-insurance	8,597	8,314
Tax provision	24,525	25,146
Returns	49,171	49,191
Other Risks	41,296	34,096

Total	155,325	118,779

        Changes in short-term provision were as follows:

(Amounts in thousands of Euro)	Legal risk	Self-insurance	Tax provision	Returns	Other risks	Total

Balance as of December 31, 2015	2,032	8,314	25,146	49,191	34,096	118,779

Increases	30,052	5,300	—	10,450	23,563	69,365
Decreases	(109)	(4,943)	(666)	(9,860)	(16,268)	(31,846)
Foreign translation difference and other movements	(239)	(74)	45	(610)	(95)	(973)

Balance as of June 30, 2016	31,736	8,597	24,525	49,171	41,296	155,325

        Legal risk relates to provisions for various litigated matters that have occurred in the ordinary course of business and includes an accrual for the French antitrust proceeding, recorded in the first six months of 2016.

        The Company is self-insured for certain losses relating to workers' compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported. The Company's liability is estimated using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

20. OTHER LIABILITIES

        The balance is detailed below:

(Amounts in thousands of Euro)	As of June 30, 2016	As of December 31, 2015

Salaries payable	292,986	334,519
Due to social security authorities	34,795	36,119
Sales taxes payable	63,322	37,976
Leasing rental	24,488	23,823
Insurance	11,569	11,521
Sales commissions payable	8,508	7,314
Premiums and discounts	5,416	4,066
Royalties payable	2,326	3,003
Derivative financial liabilities	4,919	2,173
Other liabilities	145,354	143,231

Total financial liabilities	593,682	603,745

Deferred income	45,885	60,998
Other liabilities	104	6,681

Total liabilities	45,989	67,679

Total other current liabilities	639,671	671,424

NON-CURRENT LIABILITIES

21. LONG-TERM DEBT

        Long-term and short-term debt was Euro 1,728.6 million (Euro 72.7 millon due by June 30, 2017) and Euro 1,760.0 million (Euro 44.9 millon due in 2016) as of June 30, 2016 and December 31, 2015, respectively.

        The roll-forward of long-term and short-term debt in the first six months of 2016 was as follows:

(Amounts in thousands of Euro)	Senior unsecured guaranteed notes	Other loans with banks and other third parties	Total

Balance as of December 31, 2015	1,725,967	34,019	1,759,986

Proceeds from new and existing loans and leases	—	1,462	1,462
Repayments	—	(5,581)	(5,581)
Amortization of fees and interests	(14,829)	—	(14,829)
Translation difference	(11,758)	(675)	(12,433)

Balance as of June 30, 2016	1,699,380	29,225	1,728,606

        The Group uses debt financing to raise financial resources for long-term business operations and to finance acquisitions. The Group continues to seek debt refinancing at favorable market rates and actively

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

21. LONG-TERM DEBT (Continued)

monitors the debt capital markets in order to take action to issue debt, when appropriate. Our debt agreements contain certain covenants, including covenants that limit our ability to incur additional indebtedness (for more details see Note 3(f)—Default risk: negative pledges and financial covenants of the Notes to the Audited Consolidated Financial Statements as of December 31, 2015). As of June 30, 2016, the Group was in compliance with these financial covenants.

        The table below summarizes the Group's long-term debt as of June 30, 2016:

Type	Series	Issuer/Borrower	Issue Date	CCY	Amount	Outstanding amount at the reporting date	Coupon / Pricing	Interest rate as of June 30, 2016	Maturity

Private Placement	D	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.190%	5.190%	January 29, 2017
Private Placement	G	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	3.750%	3.750%	September 15, 2017
Private Placement	C	Luxottica US Holdings	July 1, 2008	USD	128,000,000	128,000,000	6.770%	6.770%	July 1, 2018
Private Placement	F	Luxottica US Holdings	January 29, 2010	USD	75,000,000	75,000,000	5.390%	5.390%	January 29, 2019
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	March 19, 2012	EUR	500,000,000	500,000,000	3.625%	3.625%	March 19, 2019
Private Placement	E	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.750%	5.750%	January 29, 2020
Private Placement	H	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	4.250%	4.250%	September 15, 2020
Private Placement	I	Luxottica US Holdings	December 15, 2011	USD	350,000,000	350,000,000	4.350%	4.350%	December 15, 2021
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	February 10, 2014	EUR	500,000,000	500,000,000	2.625%	2.625%	February 10, 2024

        On March 19, 2012, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279. Interest on the Notes accrues at 3.625% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. When issued, the Notes were assigned a "BBB+" credit rating by Standard & Poor's Ratings Services ("Standard & Poor's") and, on January 20, 2014, the Notes were upgraded to an "A-" credit rating by Standard & Poor's.

        On April 29, 2013, the Group's Board of Directors authorized a Euro 2 billion "Euro Medium Term Note Programme" pursuant to which Luxottica Group S.p.A. may from time to time offer notes to investors in certain jurisdictions (excluding the United States, Canada, Japan and Australia). The notes issued under this program are listed on the Luxembourg Stock Exchange.

        On February 10, 2014, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due February 10, 2024 under the Group's Euro Medium Term Note Programme. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS1030851791. Interest on the Notes accrues at 2.625% per annum. The Notes were assigned an "A-" credit rating by Standard & Poor's.

        On February 27, 2015, the Group terminated its Euro 500 million revolving credit facility entered into on April 17, 2012 by the Group and U.S. Holdings guaranteed by Luxottica Group, Luxottica S.r.l. and U.S. Holdings prior to its stated maturity. The agent for this credit facility is Unicredit AG Milan Branch and the other lending banks are Bank of America Securities Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank—Milan Branch, Banco Santander S.A., The Royal Bank of Scotland PLC and Unicredit S.p.A. As of the date of termination, the facility was undrawn.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

21. LONG-TERM DEBT (Continued)

        On July 1, 2015, the Group repaid the USD 127 million Series B Senior Guaranteed Notes issued on July 1, 2008.

        On November 10, 2015, the Group repaid the Euro 500 million Senior Unsecured Guaranteed Notes issued on November 10, 2010 (ISIN XS0557635777).

        The fair value of long-term debt as of June 30, 2016 was equal to Euro 1,929.1 million (Euro 1,907.1 million as of December 31, 2015). The fair value of the debt equals the present value of future cash flows, calculated by utilizing the market rate currently available for similar debt and adjusted in order to take into account the Group's current credit rating. The above fair value does not include capital lease obligations of Euro 28.5 million.

        Long-term debt, including capital lease obligations, as of June 30, 2016 matures as follows:

(Amounts in thousands of Euro)

July 2016 – June 2017	72,723
July 2017 – June 2018	57,066
July 2018 – June 2019	687,941
July 2019 – June 2020	48,969
subsequent years	870,742
Effect deriving from the adoption of the amortized cost method	(8,386)
Total	1,728,606

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

21. LONG-TERM DEBT (Continued)

        The net financial position and disclosure required by the Consob communication n. DEM/6064293 dated July 28, 2006 and by the CESR recommendation dated February 10, 2005 "Recommendation for the consistent application of the European Commission regulation on Prospectus" is as follows:

	(Amounts in thousands of Euro)	Notes	As of June 30, 2016	As of December 31, 2015

A	Cash and cash equivalents	6	754,209	864,852
B	Other availabilities		—	—
C	Hedging instruments on foreign exchange rates	9	3,810	2,055
D	Availabilities (A) + (B) + (C)		758,019	866,907
E	Current Investments
F	Bank overdrafts	15	152,215	110,450
G	Current portion of long-term debt	16	72,723	44,882
H	Hedging instruments on foreign exchange rates	20	4,919	2,173
I	Hedging instruments on interest rates	20	—	—
J	Current Liabilities (F) + (G) + (H) + (I)		229,857	157,505
K	Net Liquidity (J)–(E)–(D)		(528,162)	(709,402)
L	Long-term debt	21	737	415
M	Notes payables	21	1,634,760	1,690,599
N	Hedging instruments on interest rates		—	—
O	Other non-current liabilities	21	20,386	24,090
P	Total Non-Current Liabilities (L) + (M) + (N) + (O)		1,655,883	1,715,104
Q	Net Financial Position (K) + (P)		1,127,721	1,005,702

        A reconciliation between the net financial position above and the net financial position presented in the Management Report is as follows:

(Amounts in thousands of Euro)	June 30, 2016	December 31, 2015

Net Financial Position, as presented in the Notes	1,127,721	1,005,702

Hedging instruments on foreign exchange rates	3,810	2,055
Hedging instruments on interest rates—ST	—	—
Hedging instruments on foreign exchange rates	(4,919)	(2,173)
Hedging instruments on interest rates—LT	—	—

Net Financial Position	1,126,612	1,005,584

        Our net financial position with respect to related parties is not material.

        In order to determine the fair value of financial instruments, the Group utilizes valuation techniques which are based on observable market prices (Mark to Model). These techniques therefore fall within Level 2 of the hierarchy of Fair Values identified by IFRS 13—Fair Value.

        IFRS 13 refer to valuation hierarchy techniques that are based on three levels:

  •
  Level 1: Inputs are quoted prices in an active market for identical assets or liabilities;

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

21. LONG-TERM DEBT (Continued)

  •
  Level 2: Inputs used in the valuations, other than the prices listed in Level 1, are observable for each financial asset or liability, both directly (prices) and indirectly (derived from prices); and

  •
  Level 3: Unobservable inputs used when observable inputs are not available in situations where there is little, if any, market activity for the asset or liability.

        The Group determined the fair value of the derivatives existing on June 30, 2016 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (the Euro and USD interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

        As of June 30, 2016 the Group did not have any Level 3 fair value measurements.

        The following table summarizes the financial assets and liabilities of the Group valued at fair value (in thousands of Euro):

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		June 30, 2016
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	3,810	—	3,810	—
Foreign Exchange Contracts	Other current liabilities	4,919	—	4,919	—

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2015
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	2,055	—	2,055	—
Assets held for sale	Other current assets	19,289			19,289	(*)
Foreign Exchange Contracts	Other current liabilities	2,173	—	2,173	—

(*)
Assets held for sale include the aircraft owned by the Group which was sold in January 2016. The fair value was determined based on the selling price agreed upon by the parties.

22. EMPLOYEE BENEFITS

        Employee benefits amounted to Euro 210.5 million (Euro 136.2 million as of December 31, 2015). The balance mainly included liabilities for termination indemnities of Euro 50.8 million (Euro 47.8 million as of December 31, 2015) and liabilities for employee benefits of the U.S. subsidiaries of the Group of Euro 159.7 million (Euro 88.4 million as of December 31, 2015). The increase as of June 30, 2016 compared to 2015 is mainly due to the decrease in the discount rates used to calculate the liability.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

23. NON-CURRENT PROVISIONS FOR RISK AND OTHER CHARGES

        The balance is detailed below (amounts in thousands of Euro):

(Amounts in thousands of Euro)	As of June 30, 2016	As of December 31, 2015

Legal Risk	10,619	9,943
Self-insurance	25,699	26,922
Tax provision	37,256	35,640
Warranty	7,000	6,807
Other Risks	31,128	25,196

Total	111,702	104,508

        Changes in short-term provision were as follows:

	Legal risk	Self- insurance	Tax provision	Warranty	Other risks	Total

Balance as of December 31, 2015	9,943	26,922	35,640	6,807	25,196	104,508
Increases	—	4,206	1,619	430	9,298	15,553
Decreases	(2,553)	(4,867)	(5)	(558)	(3,419)	(11,403)
Translation difference and other movements	3,229	(562)	3	321	53	3,045

Balance as of June 30, 2016	10,619	25,699	37,256	7,000	31,128	111,702

        Other risks include (i) accruals for risks related to sales agents of certain Italian companies of Euro 5.9 million (Euro 5.8 million as of December 31, 2015) and (ii) accruals for decommissioning costs of certain subsidiaries of the Group operating in the Retail Segment of Euro 0.6 million (Euro 0.5 million as of December 31, 2015).

        Plese refer to note 19 for additional details related to self-insurance risk funds.

24. OTHER NON-CURRENT LIABILITIES

        The balance of other non-current liabilities was Euro 93.4 million and Euro 91.4 million as of June 30, 2016 and December 31, 2015, respectively.

        The balance mainly includes "Other liabilities" of the North American retail divisions of Euro 41.5 million and Euro 44.9 million as of June 30, 2016 and December 31, 2015, respectively.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

25. LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital Stock

        The share capital of Luxottica Group S.p.A. as of June 30, 2016 amounted to Euro 29,033,074.98 and was comprised of 483,884,583 ordinary shares with a par value of Euro 0.06 each.

        The share capital of Luxottica Group S.p.A. as of January 1, 2016 amounted to Euro 29,019,199.98 and was comprised of 483,653,333 ordinary shares with a par value of Euro 0.06 each. Following the exercise of 231,250 options to purchase ordinary shares granted to employees under existing stock option plans, the share capital increased by Euro 13,875 during the first six months of 2016.

        The total options exercised in the first six months of 2016 were 231,250, of which 5,000 refer to the 2007 grant, 18,000 refer to the 2008 grant, 111,000 refer to the Extraordinary 2009 grant (reassignment of the 2006 performance grant), 10,000 refer to the 2009 ordinary grant (reassignment of the 2006 and 2007 ordinary grants), 3,250 refer to the 2009 ordinary grant, 13,000 refer to the 2010 ordinary grant, 18,500 refer to the 2011 ordinary grant and 52,500 refer to the 2012 ordinary grant.

Legal reserve

        This reserve represents the portion of the Company's earnings that are not distributable as dividends, in accordance with Article 2430 of the Italian Civil Code.

Additional paid-in capital

        This reserve increases with the expensing of options or excess tax benefits from the exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated companies' equities in excess of the corresponding carrying amounts of investments. This item also includes amounts arising as a result of consolidation adjustments.

Translation reserve

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury shares

        Treasury shares were equal to Euro (147.7) million as of June 30, 2016 (Euro (68.6) million as of December 31, 2015). The increase of Euro 79.1 million was primarily due to the purchase of 2,173,624 treasury shares under the share buyback program aurthorized by the General Meeting on April 29, 2016 for a total of Euro 102.7 million. This amount was partially offset (i) by the grants to certain top executives equaling 830,054 treasury shares in the amount of Euro 16.7 million as a result of the Group having achieved the financial targets identified by the Board of Directors under the 2013 Performance Share Plan ("PSP") and (ii) by the sale of 116,673 treasury shares in the amount of Euro 6.9 million pursuant the liquidity agreement entered into by the Company on June 25, 2015 and terminated on April 30, 2016. As a result, the number of Group treasury shares increased from 3,145,865 as of December 31, 2015 to 4,372,762 as of June 30, 2016.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

26. NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests was Euro 5.1 million and Euro 5.2 million as of June 30, 2016 and December 31, 2015, respectively. The reduction was mainly due to the dividends paid in the period of Euro 1.8 million offset by the net income as of June 30, 2016 of Euro 1.7 million.

27. INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME

        Please refer to Section 3—"Financial Results" in the Management Report on the Interim Consolidated Financial Results as of June 30, 2016.

REVENUES BY CATEGORY

        The break-down of revenues by category is as follows (amounts in thousands of Euro):

	June 30, 2016	June 30, 2015

Sales of products	4,315,402	4,401,510
Vison care business	328,468	185,696
Eye-exam and related professional fees	54,647	58,132
Franchisee revenues	20,908	21,374

Total net sales	4,719,426	4,666,712

ANALYSIS OF EXPENSES BY NATURE

        The reconciliation of the expenses by function to the expenses by nature is as follows (amounts in thousands of Euro):

	June 30, 2016	June 30, 2015

Cost of sales	1,620,578	1,476,094
Selling and advertising	1,799,608	1,792,738
General and administrative	511,165	539,350

Total expenses by function	3,931,350	3,808,182

Employee benefits expense	1,321,226	1,336,085
Consumption	771,754	745,498
Production Costs	322,080	232,606
Logistics costs	94,497	94,026
Depreciation and amortization	248,979	235,715
Operating lease expense	350,086	343,916
Advertising media and promotion expenses	160,065	185,588
Trade marketing	96,543	91,203
Royalties	88,585	89,565
Share-based compensation expense	7,554	25,534
Other	469,981	428,445

Total expenses by nature	3,931,350	3,808,183

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

28. COMMITMENTS AND RISKS

        The Group has commitments under contractual agreements in place. Such commitments related to the following:

  •
  Royalty agreements signed with certain designers whereby the Group is required to pay royalties and advertising fees calculated as a percentage of turnover guaranteeing, in some cases, a minimum annual amount. These agreements require minimum payments of an aggregate of Euro 863.3 million as of June 30, 2016 and Euro 907.9 million as of December 31, 2015.

  •
  Rental and operating lease agreements for various stores, plants, warehouses and offices, along with a portion of the IT system and motor vehicles. The agreements include renewal options subject to various conditions. The rental and licensing agreements for the Group's points of sale in the United States often include rent increase clauses and conditions requiring the payment of progressively higher rent installments, in addition to an established minimum, in relation to the achievement of sales targets set forth in such agreements. Future minimum rental payments required under these rental and operating agreements were Euro 1,690.3 million as of June 30, 2015 and Euro 1,477.8 million as of December 31, 2015.

  •
  Other commitments which include future payments for endorsement contracts, supplier purchases and other long-term commitments mainly consist of machinery and equipment and auto lease commitments were Euro 321.2 million as of June 30, 2016 and Euro 292.8 million as of December 31, 2015.

Guarantees

        A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 5.2 million (USD 5.8 million) at June 30, 2016 Euro 7.8 million at December 31, 2015. The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements. A liability has been recorded based on the present value of the estimated fair value of the commitments related to the stipulated guarantees. This liability is not significant to the interim financial results as of June 30, 2016 and as of December 31, 2015. The liability expires at various dates through January 31, 2020.

Litigation

French Competition Authority Investigation

        Our French subsidiaries Luxottica France S.A.S.U., Alain Mikli International S.A.S.U.and Mikli Diffusion France S.A.S.U., together with other major competitors in the French eyewear industry, have been the subject of an investigation conducted by the French Competition Authority (the "FCA") relating to pricing and sales practices in such industry. The investigation is ongoing. In May 2015, the Company received a Statement of Objections from the FCA. This document contains the FCA's preliminary position on alleged anti-competitive practices and it does not prejudice its final decision.

        In August 2015, the Company filed detailed responses to the Statement of Objections. During 2016, the FCA requested additional information, as is typical in this type of proceeding. In July 2016, the FCA issued a report responding to the observations submitted by the companies involved in the investigation. Luxottica is evaluating the FCA's position contained in the report and maintains that it has valid defenses

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

28. COMMITMENTS AND RISKS (Continued)

to the FCA's claims and intends to vigorously defend against the FCA's allegations. Notwithstanding this position, based on the stage of this regulatory matter and additional facts that have recently come to its attention Luxottica has concluded that a liability may be probable and therefore has accrued a provision.

        If the FCA concludes that there was a violation, it will impose a fine, which may be contested and appealed in court. Such fine, assuming it was upheld by the court, could exceed the amount accrued by Luxottica and could have a material effect on the Company's results of operations and financial condition.

        Considering the ongoing complex proceeding, it is difficult to predict the timing of the conclusion of the proceeding and the imposition of any fine, which could occur at some point in 2016 or beyond.

Other proceedings

        The Company and its subsidiaries are defendants in various other legal and fiscal lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

29. RELATED PARTY TRANSACTIONS

Licensing Agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by Claudio Del Vecchio, a son of the Company's Executive Chairman and majority stockholder. The license expires on December 31, 2019. Royalties paid under this agreement to BBG were Euro 0.5 million during the first six month of 2015 and Euro 0.5 million in 2015. Management believes that the terms of the license agreement are fair to the Company.

Technology Advisory Agreements

        The Company and certain of its subsidiaries entered into transactions with entities owned or controlled by Mr. Milleri, Deputy Chairman of the Company since April 29, 2016, primarily related to the implementation of the Group's IT platform. Amounts related to these transactions were Euro 7,1 million in the first six months of 2016. On April 26, 2016 the Company also signed a two-year master agreement with the companies owned or controlled by Mr. Milleri for services related to the Group's IT platform with a total value of approximately Euro 20 million. Management believes that the terms of the above agreements are fair to the Company.

Lease of corporate offices

        On April 29, 2014, the Board of Directors of Luxottica Group authorized the Company to enter into an agreement to lease a building located in Piazzale Luigi Cadorna 3, Milan. The lease will be for a period of seven years and 5 months and will be renewable for an additional six years. The building is owned by Beni Stabili SIIQ S.p.A., which through Delfin S.àr.l, is ultimately controlled by the Company's Chairman Leonardo Del Vecchio and therefore the lease agreement is a transaction with related parties. In accordance with the procedure on related parties adopted by the Company and Consob regulation n. 17221/2010 and in light of the contract balance, the agreement qualifies as a minor transaction with related

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

29. RELATED PARTY TRANSACTIONS (Continued)

parties. On September 30, 2014, the Risk and Control Committee, solely composed of independent directors, unanimously expressed a favorable opinion regarding the Company's interest in entering into this transaction as well as on the convenience and fairness of the related conditions. In the first six months of 2016 the Company incurred an expense for the lease of the building of Euro 2.4 million (Euro 1.9 million in the same period of 2015).

        A summary of related party transactions as of June 30, 2016 and 2015 is provided below:

Related parties As of June 30, 2016	Consolidated Statement of Income as at June 30, 2016		Consolidated Statement of Financial Position as of June 30, 2016
(Amounts in thousands of Euro)	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	121	247	62	225
Eyebiz Laboratories Pty Limited	3,719	24,372	8,279	13,662
Salmoiraghi & Viganò	12,605	—	63,146	—
Companies owned by Mr. Milleri	—	231	6,829	2,518
Others	2,547	4,022	2,442	1,022

Total	18,993	28,872	80,758	17,387

Related parties	Consolidated Statement of Income as at June 30, 2015		Consolidated Statement of Financial Position as of December 31, 2015
(Amounts in thousands of Euro)	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	215	285	29	336
Eyebiz Laboratories Pty Limited	3,166	3,638	10,682	16,358
Salmoiraghi & Viganò	9,258	—	56,361	517
Others	1,222	3,854	10,384	552

Total	13,861	40,507	77,456	17,763

        Total remuneration due to key managers amounted to approximately Euro 13.5 million (Euro 22.4 million at June 30, 2015).

        In the first six months of 2016 and 2015, transactions with related parties resulted in cash outflows of approximately Euro 13.6 million and Euro 29.5 million.

30. EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net income attributable to the stockholders of the Company for the first six months of 2016 and 2015 amounting to Euro 475.7 million and Euro 505.1 million, respectively, to the number of outstanding shares—basic and dilutive of the Company.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2016

30. EARNINGS PER SHARE (Continued)

        Basic earnings per share in the first six months of 2016 were equal to Euro 0.99, compared to Euro 1.05 in the same period of 2015. Diluted earnings per share as of June 30, 2016 were equal to Euro 0.99 compared to Euro 1.05 in the same period of 2015.

        The table reported below provides the reconciliation between the average weighted number of shares utilized to calculate basic and diluted earnings per share:

	June 30, 2016	June 30, 2015

Weighted average shares outstanding—basic	480,424,539	478,819,264
Effect of dilutive stock options	952,531	1,944,202
Weighted average shares outstanding—dilutive	481,377,070	480,763,466
Options not included in calculation of dilutive shares as the average value was greater than the average price during the respective period or performance measures related to the awards have not yet been met	1,898,194	2,431,136

31. ATYPICAL AND/OR UNUSUAL OPERATIONS

        There were no atypical and/or unusual transactions, as defined by the Consob communication n. 60644293 dated July 28, 2006, that occurred in the first six months of 2016 and 2015.

32. NON-RECURRING TRANSACTIONS

        During the first half of 2016 the Group incurred non recurring expenses totaling Euro 43.9 million (Euro 39.4 net of the tax effect) related to the departure of Mr. Adil Mehboob-Khan as the Group's CEO for Markets, the integration of Oakley and to the accrual related to the antitrust proceeding.

        During the second half of 2015, the Group incurred non-recurring expenses related to the integration of Oakley and other minor projects with a Euro 20.4 million impact on operating income and an approximately Euro 19.6 million impact on net income. These costs primarily relate to severance expenses and asset write-offs.

33. SHARE-BASED PAYMENTS

        During the first six months of 2016 no new PSP plans were granted.

34. SEASONAL AND CYCLICAL EFFECTS ON OPERATIONS

        We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 48.7 percent of our net sales in the first six months of 2016 (49.7% in the same period of 2015).

35. SUBSEQUENT EVENTS

        There were no events subsequent June 30, 2016 and up to the date this report was authorized for issue that are required to be described herein.

Attachment 1

	Average exchange rate as of June 30, 2016	Final exchange rate as of June 30, 2016	Average exchange rate as of June 30, 2015	Final exchange rate as of December 31, 2015

(per €1)
Argentine Peso	15.9980	16.5802	9.8397	14.0972
Australian Dollar	1.5220	1.4929	1.4261	1.4897
Brazilian Real	4.1295	3.5898	3.3101	4.3117
Canadian Dollar	1.4844	1.4384	1.3774	1.5116
Chilean Peso	769.1290	735.5000	693.3432	772.7130
Chinese Renminbi	7.2965	7.3755	6.9408	7.0608
Colombian Peso	3,482.9829	3,244.4700	2,772.6446	3,456.0100
Croatian Kuna	7.5603	7.5281	7.6277	7.6380
Great Britain Pound	0.7788	0.8265	0.7323	0.7340
Hong Kong Dollar	8.6684	8.6135	8.6517	8.4376
Hungarian Forint	312.7135	317.0600	307.5057	315.9800
Indian Rupee	75.0019	74.9603	70.1244	72.0215
Israeli Shekel	4.3073	4.2761	4.3635	4.2481
Japanese Yen	124.4136	114.0500	134.2042	131.0700
Malaysian Ringgit	4.5737	4.4301	4.0621	4.6959
Mexican Peso	20.1731	20.6347	16.8887	18.9145
Namibian Dollar	17.1983	16.4461	13.3048	16.9530
New Zealand Dollar	1.6480	1.5616	1.5063	1.5923
Norwegian Krona	9.4197	9.3008	8.6483	9.6030
Peruvian Nuevo Sol	3.7747	3.6541	3.4583	3.7083
Polish Zloty	4.3688	4.4362	4.1409	4.2639
Russian Ruble	78.2968	71.5200	64.6407	80.6736
Singapore Dollar	1.5400	1.4957	1.5061	1.5417
South African Rand	17.1983	16.4461	13.3048	16.9530
South Korean Won	1,318.9161	1,278.4800	1,227.3118	1,280.7800
Swedish Krona	9.3019	9.4242	9.3401	9.1895
Swiss Franc	1.0960	1.0867	1.0567	1.0835
Taiwan Dollar	36.5468	35.7658	34.8158	35.7908
Thai Baht	39.5590	39.0070	36.7826	39.2480
Turkish Lira	3.2593	3.2060	2.8626	3.1765
U.S. Dollar	1.1159	1.1102	1.1158	1.0887
United Arab Emirates Dirham	4.0966	4.0755	4.0967	3.9966

Attachment 2

        In compliance with Consob Regulation no. 6064293 dated July 28, 2006, the following table includes a list of Luxottica Group S.p.A. investments as of June 30, 2016. For each investment, the list provides the company's name, address, share capital, shares held directly and indirectly by the parent company and each of the subsidiaries and the applicable consolidation method. In particular, all the companies listed below are consolidated on a line-item basis, except for those indicated with "***" which are consolidated using the equity method of accounting:

Company	Shareholder	Registered address	Local currency	Share capital	Direct % of ownership	Group % of Ownership

AIR SUN	SUNGLASS HUT TRADING LLC	MASON-OHIO	USD	1.00	70.00	70.00
ALAIN MIKLI INTERNATIONAL SASU	LUXOTTICA GROUP SPA	PARIS	EUR	4,459,786.64	100.00	100.00
ARNETTE OPTIC ILLUSIONS INC	LUXOTTICA US HOLDINGS CORP	LOS ANGELES-CALIFORNIA	USD	1.00	100.00	100.00
AUTANT POUR VOIR QUE POUR ETRE' VUES SARL	ALAIN MIKLI INTERNATIONAL SASU	PARIS	EUR	15,245.00	100.00	100.00
BEIJING SI MING DE TRADING CO LTD(*)	SPV ZETA Optical Trading (Beijing) Co Ltd	BEIJING	CNR	30,000.00	100.00	100.00
BUDGET EYEWEAR AUSTRALIA PTY LTD	LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	341,762.00	100.00	100.00
CENTRE PROFESSIONNEL DE VISION USSC INC	THE UNITED STATES SHOE CORPORATION	MISSISSAUGA-ONTARIO	CAD	1.00	100.00	100.00
COLE VISION SERVICES INC	EYEMED VISION CARE LLC	DOVER-DELAWARE	USD	10.00	100.00	100.00
COLLEZIONE RATHSCHULER SRL	LUXOTTICA GROUP SPA	AGORDO	EUR	10,000.00	100.00	100.00
DAVID CLULOW LOUGHTON LIMITED(***)	LUXOTTICA RETAIL UK LTD	LONDON	GBP	2.00	50.00	50.00
DAVID CLULOW MARLOW LIMITED(***)	LUXOTTICA RETAIL UK LTD	LONDON	GBP	2.00	50.00	50.00
DAVID CLULOW NEWBURY LIMITED(***)	LUXOTTICA RETAIL UK LTD	LONDON	GBP	2.00	50.00	50.00
DEVLYN OPTICAL LLC(***)	LUXOTTICA RETAIL NORTH AMERICA INC	HOUSTON	USD	100.00	30.00	30.00
EYE SAFETY SYSTEMS INC	OAKLEY INC	DOVER-DELAWARE	USD	1.00	100.00	100.00
EYEBIZ LABORATORIES PTY LIMITED(***)	LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	10,000,005.00	30.00	30.00
EYEMED INSURANCE COMPANY	LUXOTTICA US HOLDINGS CORP	PHOENIX-ARIZONA	USD	250,000.00	100.00	100.00
EYEMED VISION CARE HMO OF TEXAS INC	THE UNITED STATES SHOE CORPORATION	DALLAS-TEXAS	USD	1,000.00	100.00	100.00
EYEMED VISION CARE IPA LLC	EYEMED VISION CARE LLC	NEW YORK-NEW YORK	USD	1.00	100.00	100.00
EYEMED VISION CARE LLC	LUXOTTICA RETAIL NORTH AMERICA INC	DOVER-DELAWARE	USD	1.00	100.00	100.00
EYEMED/ LCA—VISION LLC	EYEMED VISION CARE LLC	RENO-NEVADA	USD	2.00	50.00	50.00
EYEXAM OF CALIFORNIA INC	THE UNITED STATES SHOE CORPORATION	LOS ANGELES-CALIFORNIA	USD	10.00	100.00	100.00
FIRST AMERICAN ADMINISTRATORS INC	EYEMED VISION CARE LLC	PHOENIX-ARIZONA	USD	1,000.00	100.00	100.00

Company	Shareholder	Registered address	Local currency	Share capital	Direct % of ownership	Group % of Ownership

GLASSES.COM INC	LUXOTTICA US HOLDINGS CORP	CLEVELAND OHIO	USD	100.00	100.00	100.00
GUANGZHOU MING LONG OPTICAL TECHNOLOGY CO LTD	LUXOTTICA (CHINA) INVESTMENT CO LTD	GUANGZHOU CITY	CNR	645,500,000.00	100.00	100.00
LAUBMAN AND PANK PTY LTD	LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	2,370,448.00	100.00	100.00
LENSCRAFTERS INTERNATIONAL INC	THE UNITED STATES SHOE CORPORATION	CLEVELAND-OHIO	USD	500.00	100.00	100.00
LUNETTES GROUP LIMITED	LUXOTTICA HONG KONG WHOLESALE LIMITED	TAIPEI	MOP	1,000,000.00	1.00	100.00
	LUXOTTICA RETAIL HONG KONG LIMITED	TAIPEI	MOP	1,000,000.00	99.00	100.00
LUNETTES HONG KONG LIMITED	ALAIN MIKLI INTERNATIONAL SASU	KOWLOON, HONG KONG	HKD	10,000.00	100.00	100.00
LUXOTTICA (CHINA) INVESTMENT CO LTD	LUXOTTICA TRADING AND FINANCE LIMITED	SHANGHAI	CNR	1,434,458,960.05	100.00	100.00
LUXOTTICA (SHANGHAI) TRADING CO LTD	LUXOTTICA HOLLAND BV	SHANGHAI	CNR	109,999,700.00	100.00	100.00
LUXOTTICA (SWITZERLAND) AG	LUXOTTICA GROUP SPA	ZURICH	CHF	100,000.00	100.00	100.00
LUXOTTICA ARGENTINA SRL	LUXOTTICA GROUP SPA	BUENOS AIRES	ARS	11,837,001.00	94.00	100.00
	LUXOTTICA SRL	BUENOS AIRES	ARS	11,837,001.00	6.00	100.00
LUXOTTICA AUSTRALIA PTY LTD	OPSM GROUP PTY LIMITED	MACQUARIE PARK-NSW	AUD	1,715,000.00	100.00	100.00
LUXOTTICA BELGIUM NV	LUXOTTICA SRL	BERCHEM	EUR	62,000.00	1.00	100.00
	LUXOTTICA GROUP SPA	BERCHEM	EUR	62,000.00	99.00	100.00
LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA	LUXOTTICA GROUP SPA	SAN PAOLO	BRL	1,043,457,587.00	57.99	100.00
	OAKLEY CANADA INC	SAN PAOLO	BRL	1,043,457,587.00	42.01	100.00
	LUXOTTICA SRL	SAN PAOLO	BRL	1,043,457,587.00	0.00	100.00
LUXOTTICA CANADA INC	LUXOTTICA GROUP SPA	NEW BRUNSWICK	CAD	200.00	100.00	100.00
LUXOTTICA CENTRAL EUROPE KFT	LUXOTTICA HOLLAND BV	BUDAPEST	HUF	3,000,000.00	100.00	100.00
LUXOTTICA CHILE SPA	SUNGLASS HUT IBERIA SLU	SANTIAGO	CLP	455,000,000.00	100.00	100.00
LUXOTTICA COLOMBIA SAS	LUXOTTICA GROUP SPA	BOGOTA'	COP	3,500,000,000.00	100.00	100.00
LUXOTTICA COMMERCIAL SERVICE (DONGGUAN) CO LTD	LUXOTTICA TRADING AND FINANCE LIMITED	DONGGUAN CITY, GUANGDONG	CNR	3,000,000.00	100.00	100.00
LUXOTTICA DEEP BLUE INC	LUXOTTICA US HOLDINGS CORP	DELAWARE	USD	100.00	100.00	100.00
LUXOTTICA FASHION BRILLEN VERTRIEBS GMBH	LUXOTTICA GROUP SPA	GRASBRUNN	EUR	230,081.35	100.00	100.00
LUXOTTICA FRAMES SERVICE SA DE CV	LUXOTTICA MEXICO SA DE CV	MEXICO CITY	MXN	2,350,000.00	99.98	100.00
	LUXOTTICA GROUP SPA	MEXICO CITY	MXN	2,350,000.00	0.02	100.00
LUXOTTICA FRANCE SASU	LUXOTTICA GROUP SPA	VALBONNE	EUR	534,000.00	100.00	100.00
LUXOTTICA FRANCHISING AUSTRALIA PTY LIMITED	LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	AUD	2.00	100.00	100.00
LUXOTTICA FRANCHISING CANADA INC	LUXOTTICA NORTH AMERICA DISTRIBUTION LLC	NEW BRUNSWICK	CAD	1,000.00	100.00	100.00

Company	Shareholder	Registered address	Local currency	Share capital	Direct % of ownership	Group % of Ownership

LUXOTTICA GOZLUK ENDUSTRI VE TICARET ANONIM SIRKETI	LUXOTTICA GROUP SPA	CIGLI-IZMIR	LTL	10,390,459.89	64.84	100.00
	SUNGLASS HUT NETHERLANDS BV	CIGLI-IZMIR	LTL	10,390,459.89	35.16	100.00
LUXOTTICA HELLAS AE	LUXOTTICA GROUP SPA	PALLINI	EUR	1,752,900.00	70.00	70.00
LUXOTTICA HOLLAND BV	LUXOTTICA GROUP SPA	HEEMSTEDE	EUR	45,000.00	100.00	100.00
LUXOTTICA HONG KONG SERVICES LIMITED	LUXOTTICA GROUP SPA	HONG-KONG	HKD	548,536,634.67	100.00	100.00
LUXOTTICA HONG KONG WHOLESALE LIMITED	LUXOTTICA HONG KONG SERVICES LIMITED	KOWLOON	HKD	10,000,000.00	100.00	100.00
LUXOTTICA IBERICA SAU	LUXOTTICA GROUP SPA	BARCELONA	EUR	1,382,928.85	100.00	100.00
LUXOTTICA INDIA EYEWEAR PRIVATE LIMITED	LUXOTTICA HOLLAND BV	GURGAON-HARYANA	RUP	1,330,400.00	100.00	100.00
	LUXOTTICA INTERNATIONAL DISTRIBUTION SRL	GURGAON-HARYANA	RUP	1,330,400.00	0.00	100.00
LUXOTTICA INTERNATIONAL DISTRIBUTION SRL	LUXOTTICA GROUP SPA	AGORDO	EUR	50,000.00	100.00	100.00
LUXOTTICA ITALIA SRL	LUXOTTICA GROUP SPA	AGORDO	EUR	5,000,000.00	100.00	100.00
LUXOTTICA KOREA LTD	LUXOTTICA GROUP SPA	SEOUL	KRW	120,000,000.00	100.00	100.00
LUXOTTICA LEASING SRL	LUXOTTICA GROUP SPA	AGORDO	EUR	36,000,000.00	100.00	100.00
LUXOTTICA MEXICO SA DE CV	LUXOTTICA GROUP SPA	MEXICO CITY	MXN	342,000,000.00	96.00	100.00
	LUXOTTICA SRL	MEXICO CITY	MXN	342,000,000.00	4.00	100.00
LUXOTTICA MIDDLE EAST FZE	LUXOTTICA GROUP SPA	DUBAI	AED	1,000,000.00	100.00	100.00
LUXOTTICA NEDERLAND BV	LUXOTTICA GROUP SPA	HEEMSTEDE	EUR	453,780.22	100.00	100.00
LUXOTTICA NORDIC AB	LUXOTTICA GROUP SPA	STOCKHOLM	SEK	250,000.00	100.00	100.00
LUXOTTICA NORGE AS	LUXOTTICA GROUP SPA	DRAMMEN	NOK	100,000.00	100.00	100.00
LUXOTTICA NORTH AMERICA DISTRIBUTION LLC	LUXOTTICA USA LLC	DOVER-DELAWARE	USD	1.00	100.00	100.00
LUXOTTICA NORTH EUROPE LTD	LUXOTTICA GROUP SPA	S. ALBANS-HERTFORDSHIRE	GBP	90,000.00	100.00	100.00
LUXOTTICA OPTICS LTD	LUXOTTICA GROUP SPA	TEL AVIV	ILS	43.50	100.00	100.00
LUXOTTICA POLAND SP ZOO	LUXOTTICA GROUP SPA	CRACOV	PLN	390,000.00	25.00	100.00
	LUXOTTICA HOLLAND BV	CRACOV	PLN	390,000.00	75.00	100.00
LUXOTTICA PORTUGAL-COMERCIO DE OPTICA SA	LUXOTTICA SRL	LISBON	EUR	700,000.00	0.21	100.00
	LUXOTTICA GROUP SPA	LISBON	EUR	700,000.00	99.79	100.00
LUXOTTICA RETAIL AUSTRALIA PTY LTD	OPSM GROUP PTY LIMITED	MACQUARIE PARK-NSW	AUD	307,796.00	100.00	100.00
LUXOTTICA RETAIL CANADA INC	LUXOTTICA RETAIL NORTH AMERICA INC	NEW BRUNSWICK	CAD	12,671.00	3.27	100.00
	THE UNITED STATES SHOE CORPORATION	NEW BRUNSWICK	CAD	12,671.00	43.82	100.00
	LENSCRAFTERS INTERNATIONAL INC	NEW BRUNSWICK	CAD	12,671.00	52.91	100.00
LUXOTTICA RETAIL HONG KONG LIMITED	PROTECTOR SAFETY INDUSTRIES PTY LTD	HONG KONG-HONG KONG	HKD	149,127,000.00	100.00	100.00
LUXOTTICA RETAIL NEW ZEALAND LIMITED	PROTECTOR SAFETY INDUSTRIES PTY LTD	AUCKLAND	NZD	67,700,100.00	100.00	100.00

Company	Shareholder	Registered address	Local currency	Share capital	Direct % of ownership	Group % of Ownership

LUXOTTICA RETAIL NORTH AMERICA INC	THE UNITED STATES SHOE CORPORATION	CLEVELAND-OHIO	USD	1.00	100.00	100.00
LUXOTTICA RETAIL UK LTD	LUXOTTICA US HOLDINGS CORP	ST ALBANS-HERTFORDSHIRE	GBP	24,410,765.00	31.14	100.00
	SUNGLASS HUT TRADING LLC	ST ALBANS-HERTFORDSHIRE	GBP	24,410,765.00	0.86	100.00
	LUXOTTICA GROUP SPA	ST ALBANS-HERTFORDSHIRE	GBP	24,410,765.00	68.00	100.00
LUXOTTICA RUS LLC	LUXOTTICA HOLLAND BV	MOSCOW	RUB	393,000,000.00	0.31	100.00
	SUNGLASS HUT NETHERLANDS BV	MOSCOW	RUB	393,000,000.00	99.69	100.00
LUXOTTICA SOUTH AFRICA PTY LTD	LUXOTTICA GROUP SPA	CAPE TOWN—OBSERVATORY	ZAR	2,200.02	100.00	100.00
LUXOTTICA SOUTH EAST ASIA PTE LTD	LUXOTTICA HOLLAND BV	SINGAPORE	SGD	1,360,000.00	100.00	100.00
LUXOTTICA SOUTH EASTERN EUROPE LTD	LUXOTTICA HOLLAND BV	NOVIGRAD	HRK	1,000,000.00	100.00	100.00
LUXOTTICA SOUTH PACIFIC HOLDINGS PTY LIMITED	LUXOTTICA GROUP SPA	MACQUARIE PARK-NSW	AUD	322,797,001.00	100.00	100.00
LUXOTTICA SOUTH PACIFIC PTY LIMITED	LUXOTTICA SOUTH PACIFIC HOLDINGS PTY LIMITED	MACQUARIE PARK-NSW	AUD	460,000,001.00	100.00	100.00
LUXOTTICA SRL	LUXOTTICA GROUP SPA	AGORDO	EUR	10,000,000.00	100.00	100.00
LUXOTTICA SUN CORP	LUXOTTICA US HOLDINGS CORP	DOVER-DELAWARE	USD	1.00	100.00	100.00
LUXOTTICA TRADING AND FINANCE LIMITED	LUXOTTICA GROUP SPA	DUBLIN	EUR	626,543,403.00	100.00	100.00
LUXOTTICA TRISTAR (DONGGUAN) OPTICAL CO LTD	LUXOTTICA HOLLAND BV	DON GUAN CITY	USD	128,719,301.00	100.00	100.00
LUXOTTICA US HOLDINGS CORP	LUXOTTICA GROUP SPA	DOVER-DELAWARE	USD	100.00	100.00	100.00
LUXOTTICA USA LLC	ARNETTE OPTIC ILLUSIONS INC	NEW YORK-NY	USD	1.00	100.00	100.00
LUXOTTICA VERTRIEBSGESELLSCHAFT MBH	LUXOTTICA GROUP SPA	VIENNA	EUR	508,710.00	100.00	100.00
LUXOTTICA WHOLESALE (THAILAND) LTD	LUXOTTICA HOLLAND BV	BANGKOK	THB	100,000,000.00	0.00	100.00
	LUXOTTICA GROUP SPA	BANGKOK	THB	100,000,000.00	100.00	100.00
	LUXOTTICA SRL	BANGKOK	THB	100,000,000.00	0.00	100.00
LUXOTTICA WHOLESALE MALAYSIA SDN BHD	LUXOTTICA GROUP SPA	KUALA LUMPUR	MYR	4,500,000.00	100.00	100.00
LVD SOURCING LLC	LUXOTTICA NORTH AMERICA DISTRIBUTION LLC	DOVER-DELAWARE	USD	5,000.00	51.00	51.00
MDD OPTIC DIFFUSION GMBH	LUXOTTICA FASHION BRILLEN VERTRIEBS GMBH	MUNICH	EUR	25,000.00	100.00	100.00
MDE DIFUSION OPTIQUE SLU	LUXOTTICA IBERICA SAU	BARCELONA	EUR	4,000.00	100.00	100.00
MDI DIFFUSIONE OTTICA SRL	LUXOTTICA ITALIA SRL	AGORDO	EUR	10,000.00	100.00	100.00
MIKLI (HONG KONG) LIMITED	ALAIN MIKLI INTERNATIONAL SASU	KOWLOON, HONG KONG	HKD	1,000,000.00	100.00	100.00
MIKLI ASIA LIMITED	ALAIN MIKLI INTERNATIONAL SASU	KOWLOON, HONG KONG	HKD	100.00	100.00	100.00
MIKLI CHINA LTD	MIKLI ASIA LIMITED	SHANGHAI	CNR	1,000,000.00	100.00	100.00

Company	Shareholder	Registered address	Local currency	Share capital	Direct % of ownership	Group % of Ownership

MIKLI DIFFUSION FRANCE SASU	ALAIN MIKLI INTERNATIONAL SASU	PARIS	EUR	1,541,471.20	100.00	100.00
MIKLI JAPON KK	ALAIN MIKLI INTERNATIONAL SASU	TOKYO	JPY	85,800,000.00	100.00	100.00
MIKLI MANAGEMENT SERVICES LIMITED	MIKLI ASIA LIMITED	KOWLOON, HONG KONG	HKD	1,000,000.00	100.00	100.00
MIRARI JAPAN CO LTD	LUXOTTICA GROUP SPA	TOKYO	JPY	473,700,000.00	15.83	100.00
	LUXOTTICA HOLLAND BV	TOKYO	JPY	473,700,000.00	84.17	100.00
MKL MACAU LIMITED	ALAIN MIKLI INTERNATIONAL SASU	MACAU	MOP	100,000.00	99.00	100.00
	LUXOTTICA GROUP SPA	MACAU	MOP	100,000.00	1.00	100.00
MY-OP (NY) LLC	OLIVER PEOPLES INC	DOVER-DELAWARE	USD	1.00	100.00	100.00
NEXTORE INC	NEXTORE SRL	DELAWARE	USD	1.00	100.00	100.00
NEXTORE SRL	LUXOTTICA GROUP SPA	MILAN	EUR	1,000,000.00	60.00	60.00
OAKLEY (SCHWEIZ) GMBH	OAKLEY INC	ZURICH	CHF	20,000.00	100.00	100.00
OAKLEY AIR JV	OAKLEY SALES CORP	CHICAGO-ILLINOIS	USD	1.00	70.00	70.00
OAKLEY CANADA INC	OAKLEY INC	SAINT LAUREN-QUEBEC	CAD	80,107,907.00	100.00	100.00
OAKLEY DESIGN SRL	LUXOTTICA SRL	AGORDO	EUR	10,000.00	100.00	100.00
OAKLEY EDC INC	OAKLEY INC	OLYMPIA-WASHINGTON	USD	1,000.00	100.00	100.00
OAKLEY EUROPE SNC	OAKLEY HOLDING SASU	ANNECY	EUR	25,157,390.20	100.00	100.00
OAKLEY GMBH	OAKLEY INC	MONACO	EUR	25,000.00	100.00	100.00
OAKLEY HOLDING SASU	OAKLEY INC	ANNECY	EUR	6,129,050.00	100.00	100.00
OAKLEY ICON LIMITED	LUXOTTICA TRADING AND FINANCE LIMITED	DUBLIN 2	EUR	1.00	100.00	100.00
OAKLEY INC	LUXOTTICA US HOLDINGS CORP	OLYMPIA-WASHINGTON	USD	10.00	100.00	100.00
OAKLEY IRELAND OPTICAL LIMITED	OAKLEY INC	DUBLIN 2	EUR	225,000.00	100.00	100.00
OAKLEY JAPAN KK	OAKLEY INC	TOKYO	JPY	10,000,000.00	100.00	100.00
OAKLEY SALES CORP	OAKLEY INC	OLYMPIA-WASHINGTON	USD	1,000.00	100.00	100.00
OAKLEY SOUTH PACIFIC PTY LTD	OPSM GROUP PTY LIMITED	VICTORIA-MELBOURNE	AUD	12.00	100.00	100.00
OAKLEY SPORT INTERNATIONAL SRL	LUXOTTICA GROUP SPA	AGORDO	EUR	50,000.00	100.00	100.00
OAKLEY UK LTD	OAKLEY INC	ST ALBANS-HERTFORDSHIRE	GBP	1,000.00	100.00	100.00
OLIVER PEOPLES INC	OAKLEY INC	LOS ANGELES-CALIFORNIA	USD	1.00	100.00	100.00
OPSM GROUP PTY LIMITED	LUXOTTICA SOUTH PACIFIC PTY LIMITED	MACQUARIE PARK-NSW	AUD	67,613,043.50	100.00	100.00
OPTICAL PROCUREMENT SERVICES LLC	LUXOTTICA RETAIL NORTH AMERICA INC	DOVER	USD	100.00	100.00	100.00
OPTICAS GMO CHILE SA	SUNGLASS HUT IBERIA SLU	COMUNA DE HUECHURABA	CLP	7,263,089.00	100.00	100.00
	LUXOTTICA GROUP SPA	COMUNA DE HUECHURABA	CLP	7,263,089.00	0.00	100.00
OPTICAS GMO COLOMBIA SAS	SUNGLASS HUT IBERIA SLU	BOGOTA'	COP	16,924,033,000.00	100.00	100.00

Company	Shareholder	Registered address	Local currency	Share capital	Direct % of ownership	Group % of Ownership

OPTICAS GMO ECUADOR SA	OPTICAS GMO PERU SAC	GUAYAQUIL	USD	16,100,000.00	0.00	100.00
	SUNGLASS HUT IBERIA SLU	GUAYAQUIL	USD	16,100,000.00	100.00	100.00
OPTICAS GMO PERU SAC	SUNGLASS HUT IBERIA SLU	LIMA	PEN	34,631,139.00	100.00	100.00
	OPTICAS GMO ECUADOR SA	LIMA	PEN	34,631,139.00	0.00	100.00
OPTOMEYES HOLDINGS PTY LTD(***)	LUXOTTICA RETAIL AUSTRALIA PTY LTD	HOBART/TASMANIA	AUD	2,823.00	29.01	29.01
OY LUXOTTICA FINLAND AB	LUXOTTICA GROUP SPA	ESPOO	EUR	170,000.00	100.00	100.00
PROTECTOR SAFETY INDUSTRIES PTY LTD	OPSM GROUP PTY LIMITED	MACQUARIE PARK-NSW	AUD	2,486,250.00	100.00	100.00
RAY BAN SUN OPTICS INDIA PRIVATE LIMITED	LUXOTTICA US HOLDINGS CORP	BHIWADI	RUP	228,372,710.00	100.00	100.00
	LUXOTTICA SUN CORP	BHIWADI	RUP	228,372,710.00	0.00	100.00
	LUXOTTICA HOLLAND BV	BHIWADI	RUP	228,372,710.00	0.00	100.00
	LUXOTTICA TRADING AND FINANCE LIMITED	BHIWADI	RUP	228,372,710.00	0.00	100.00
	SUNGLASS HUT TRADING LLC	BHIWADI	RUP	228,372,710.00	0.00	100.00
	ARNETTE OPTIC ILLUSIONS INC	BHIWADI	RUP	228,372,710.00	0.00	100.00
	THE UNITED STATES SHOE CORPORATION	BHIWADI	RUP	228,372,710.00	0.00	100.00
RAYBAN AIR	LUXOTTICA GROUP SPA	AGORDO	EUR	13,317,242.62	67.63	100.00
	LUXOTTICA SRL	AGORDO	EUR	13,317,242.62	32.37	100.00
RAYS HOUSTON	SUNGLASS HUT TRADING LLC	MASON-OHIO	USD	1.00	51.00	51.00
SALMOIRAGHI & VIGANO' SPA(***)	LUXOTTICA GROUP SPA	MILAN	EUR	12,008,639.00	36.80	36.80
SGH BRASIL COMERCIO DE OCULOS LTDA	LUXOTTICA GROUP SPA	SAN PAOLO	BRL	136,720,000.00	99.99	100.00
	LUXOTTICA INTERNATIONAL DISTRIBUTION SRL	SAN PAOLO	BRL	136,720,000.00	0.01	100.00
SGH OPTICS MALAYSIA SDN BHD	LUXOTTICA RETAIL AUSTRALIA PTY LTD	KUALA LAMPUR	MYR	3,000,002.00	100.00	100.00
SPV ZETA OPTICAL COMMERCIAL AND TRADING (SHANGHAI) CO LTD	LUXOTTICA (CHINA) INVESTMENT CO LTD	SHANGHAI	CNR	209,734,713.00	100.00	100.00
SPV ZETA Optical Trading (Beijing) Co Ltd	LUXOTTICA (CHINA) INVESTMENT CO LTD	BEIJING	CNR	682,231,000.00	100.00	100.00
SUNGLASS DIRECT GERMANY GMBH	LUXOTTICA GROUP SPA	GRASBRUNN	EUR	200,000.00	100.00	100.00
SUNGLASS DIRECT ITALY SRL	LUXOTTICA GROUP SPA	MILANO	EUR	200,000.00	100.00	100.00
SUNGLASS FRAMES SERVICE SA DE CV	SUNGLASS HUT DE MEXICO SAPI DE CV	MEXICO CITY	MXN	2,350,000.00	99.98	100.00
	LUXOTTICA GROUP SPA	MEXICO CITY	MXN	2,350,000.00	0.02	100.00
SUNGLASS HUT (South East Asia) PTE LTD	LUXOTTICA HOLLAND BV	SINGAPORE	SGD	10,100,000.00	100.00	100.00
SUNGLASS HUT (THAILAND) CO LTD	LUXOTTICA SRL	KHET PATUMWAN, BANGKOK	THB	45,000,000.00	3.00	49.00
	LUXOTTICA GROUP SPA	KHET PATUMWAN, BANGKOK	THB	45,000,000.00	46.00	49.00

Company	Shareholder	Registered address	Local currency	Share capital	Direct % of ownership	Group % of Ownership

SUNGLASS HUT AIRPORTS SOUTH AFRICA (PTY) LTD(*)	SUNGLASS HUT RETAIL SOUTH AFRICA (PTY) LTD	CAPE TOWN—OBSERVATORY	ZAR	1,000.00	45.00	45.00
SUNGLASS HUT AUSTRALIA PTY LIMITED	OPSM GROUP PTY LIMITED	MACQUARIE PARK-NSW	AUD	46,251,012.00	100.00	100.00
SUNGLASS HUT DE MEXICO SAPI DE CV	LUXOTTICA INTERNATIONAL DISTRIBUTION SRL	MEXICO CITY	MXN	315,970.00	0.00	72.52
	LUXOTTICA GROUP SPA	MEXICO CITY	MXN	315,970.00	72.52	72.52
SUNGLASS HUT FRANCE SASU	LUXOTTICA GROUP SPA	PARIS	EUR	3,600,000.00	100.00	100.00
SUNGLASS HUT HONG KONG LIMITED	OPSM GROUP PTY LIMITED	HONG KONG-HONG KONG	HKD	115,000,002.00	0.00	100.00
	PROTECTOR SAFETY INDUSTRIES PTY LTD	HONG KONG-HONG KONG	HKD	115,000,002.00	100.00	100.00
SUNGLASS HUT IBERIA SLU	LUXOTTICA GROUP SPA	BARCELONA	EUR	8,147,795.20	100.00	100.00
SUNGLASS HUT IRELAND LIMITED	LUXOTTICA RETAIL UK LTD	DUBLIN	EUR	250.00	100.00	100.00
SUNGLASS HUT MIDDLE EAST GENERAL TRADING LLC(**)	LUXOTTICA GROUP SPA	DUBAI	AED	1,200,000.00	49.00	49.00
SUNGLASS HUT NETHERLANDS BV	LUXOTTICA GROUP SPA	HEEMSTEDE	EUR	18,151.20	100.00	100.00
SUNGLASS HUT PORTUGAL SA	SUNGLASS HUT IBERIA SLU	LISBON	EUR	3,043,129.00	52.08	100.00
	LUXOTTICA GROUP SPA	LISBON	EUR	3,043,129.00	47.92	100.00
SUNGLASS HUT RETAIL NAMIBIA (PTY) LTD	SUNGLASS HUT RETAIL SOUTH AFRICA (PTY) LTD	WINDHOEK	NAD	100.00	100.00	100.00
SUNGLASS HUT RETAIL SOUTH AFRICA (PTY) LTD	LUXOTTICA SOUTH AFRICA PTY LTD	CAPE TOWN—OBSERVATORY	ZAR	900.00	100.00	100.00
SUNGLASS HUT TRADING LLC	LUXOTTICA US HOLDINGS CORP	CLEVELAND-OHIO	USD	1.00	100.00	100.00
SUNGLASS HUT TURKEY GOZLUK TICARET ANONIM SIRKETI	LUXOTTICA GROUP SPA	CIGLI-IZMIR	LTL	41,000,000.00	100.00	100.00
SUNGLASS TIME (EUROPE) LIMITED	LUXOTTICA RETAIL UK LTD	ST ALBANS-HERTFORDSHIRE	GBP	10,000.00	100.00	100.00
SUNGLASS WORLD HOLDINGS PTY LIMITED	SUNGLASS HUT AUSTRALIA PTY LIMITED	MACQUARIE PARK-NSW	AUD	13,309,475.00	100.00	100.00
THE OPTICAL SHOP OF ASPEN INC	OAKLEY INC	LOS ANGELES-CALIFORNIA	USD	1.00	100.00	100.00
THE UNITED STATES SHOE CORPORATION	LUXOTTICA USA LLC	DOVER-DELAWARE	USD	1.00	100.00	100.00

(*)
Control through stockholders agreements
(**)
Control through an investment which ensures a significant influence in the shareholders' meeting
(***)
Consolidated using the equity method

Attachment 3

Certification of the consolidated financial statements pursuant to Article 154-bis of Legislative Decree 58/98.

1.
The undersigned Leonardo Del Vecchio, as Executive Chairman, Massimo Vian, as Chief Executive Officer for Product and Operations and Stefano Grassi, as Chief Financial Officer of Luxottica Group S.p.A, having also taken into account the provisions of Article 154-bis, paragraphs 3 and 4, of Legislative Decree no. 58 of 24 February 1998, hereby certify:

•
the adequacy in relation to the characteristics of the Company and

•
the effective implementation of the administrative and accounting procedures for the preparation of the condensed consolidated financial statements during the period ending on June 30, 2016.

2.
The assessment of the adequacy of the administrative and accounting procedures for the preparation of the condensed consolidated financial statements as of June 30, 2016 was based on a process developed by Luxottica Group S.p.A in accordance with the model of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission which is a framework generally accepted internationally.

3.
It is also certified that:

          3.1   the condensed consolidated financial statements as of June 30, 2016:

            a)    have been prepared in accordance with International Accounting Standards recognized in the European Union under EC Regulation no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, in particular with IAS 34, Interim Financial Reporting, and the provisions which implement Art. 9 of Legislative Decree no. 38/205 issued in implementation of Article 9 of Legislative Decree no. 38/205;

            b)    are consistent with the entries in the accounting books and records;

            c)     are suitable for providing a truthful and accurate representation of the financial and economic situation of the issuer as well as of the companies included within the scope of consolidation.

          3.2   The management report on of the condensed consolidated financial statements includes a reliable analysis of operating trends and results for the period as well as the condition of the issuer and of the companies included within the scope of consolidation. The management report also includes a description of the primary risks and uncertainties to which the Group is exposed.

Milan, July 27, 2016

Leonardo Del Vecchio (Executive Chairman)	Massimo Vian (Chief Executive Officer—Product and Operations)
Stefano Grassi (Manager charged with preparing the Company's financial reports)

Attachment 4

REVIEW REPORT ON CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders of
Luxottica Group SpA

Foreword

        We have reviewed the accompanying condensed consolidated interim financial statements of Luxottica Group SpA and its subsidiaries ("Luxottica Group") as of 30 June 2016 and for the six-month period then ended, comprising the statement of financial position, the statement of income, the statement of comprehensive income, the statement of changes in equity, the statement of cash flows and the related notes. The Directors of Luxottica Group SpA are responsible for the preparation of the condensed consolidated interim financial statements in accordance with International Accounting Standard 34 applicable to interim financial reporting (IAS 34), as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of review

        We conducted our work in accordance with the criteria for a review recommended by Consob in Resolution No. 10867 of 31 July 1997. A review of condensed consolidated interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than a full-scope audit conducted in accordance with International Standards on Auditing (ISA Italia) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements.

Conclusion

        Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements of the Luxottica Group as of 30 June 2016 and for the six-month period then ended are not prepared, in all material respects, in accordance with International Accounting Standard 34 applicable to interim financial reporting (IAS 34), as adopted by the European Union.

Milan, 27 July 2016

PricewaterhouseCoopers SpA

Signed by

Stefano Bravo
(Partner)

This report has been translated into English from the Italian original solely for the convenience of international readers.

Luxottica Headquarters and Registered Office•Piazzale Cadorna, 3, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86334050

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO ITALY

 OAKLEY SPORT INTERNATIONAL SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS GMBH
GRASBRUNN - GERMANY

 LUXOTTICA FRANCE SASU
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SAU
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA OPTICS LTD
TEL AVIV - ISRAEL

 LUXOTTICA POLAND SP ZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE OPTICA SA
LISBON - PORTUGAL

 LUXOTTICA (SWITZERLAND) AG
ZURICH - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE KFT
BUDAPEST - HUNGARY

 LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 LUXOTTICA RETAIL UK LIMITED
ST. ALBANS - HERTFORDSHIRE (UK)

 LUXOTTICA RUS LLC
MOSCOW - RUSSIA

OAKLEY ICON LIMITED
DUBLIN - IRELAND

 LUXOTTICA TRADING AND
FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA NORTH EUROPE LTD
ST. ALBANS - HERTFORDSHIRE (UK)

 LUXOTTICA
VERTRIEBSGESELLSCHAFT MBH
VIENNA - AUSTRIA

 LUXOTTICA U.S.
HOLDINGS CORP.
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA USA LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA CANADA INC.
NEW BRUNSWICK (CANADA)

 LUXOTTICA NORTH AMERICA DISTRIBUTION LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL NORTH
AMERICA INC.
MASON - OHIO (USA)

 SUNGLASS HUT TRADING, LLC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL CANADA INC.
NEW BRUNSWICK (CANADA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

 OPTICAS GMO CHILE SA
SANTIAGO - CHILE

 LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA
SÃO PAULO - BRAZIL

 LUXOTTICA AUSTRALIA PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 OPSM GROUP PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI (UNITED ARAB EMIRATES)

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
CAPE TOWN - OBSERVATORY (SOUTH AFRICA)

 RAYBAN SUN OPTICS INDIA PRIVATE LTD
GURGAON - HARYANA (INDIA)

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO LTD
DONG GUAN CITY, GUANGDONG - CHINA

 LUXOTTICA KOREA LTD
SEOUL - KOREA

 LUXOTTICA SOUTH PACIFIC
HOLDINGS PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA (CHINA)
INVESTMENT CO. LTD.
SHANGHAI - CHINA

 LUXOTTICA WHOLESALE (THAILAND) LTD
BANGKOK THAILAND

 LUXOTTICA WHOLESALE MALAYSIA SDN BHD
KUALA LUMPUR - MALAYSIA

www.luxottica.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

Date: July 27, 2016	By: /s/ Stefano Grassi STEFANO GRASSI Chief Financial Officer